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As filed with the Securities and Exchange Commission on July 31, 2017

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMMUNOMEDICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	61-1009366 (I.R.S. Employer Identification No.)

300 The American Road
Morris Plains, New Jersey 07950
Tel: (973) 605-8200 Fax: (973) 605-8282
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael R. Garone
Vice President, Finance and Chief Financial Officer
Immunomedics, Inc.
300 The American Road
Morris Plains, New Jersey 07950
Tel: (973) 605-8200 Fax: (973) 605-8282
(Name, address, including zip code, and telephone number including area code, of agents for service)

Copies to:
Andrew P. Gilbert, Esq.
Scott A. Cowan, Esq.
DLA Piper LLP (US)
51 John F. Kennedy Parkway
Short Hills, NJ 07078
Tel: (973) 520-2550

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

            If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

            If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☐

            If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Number of Shares to be Registered(1)	Proposed Maximum Offering Price Per (2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share(3)	3,000,000	$8.625	$25,875,000	$2,999

Common Stock, $0.01 par value per share, issuable upon conversion of shares of Series A-1 Convertible Preferred Stock(4)	23,105,348	$8.625	$199,283,627	$23,097

Common Stock, $0.01 par value per share, issuable upon exercise of a warrant(5)	8,655,804	$8.625	$74,656,310	$8,653

Total	34,761,152	—	$299,814,937	$34,749

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also includes an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low prices of the Registrant's common stock as reported on the NASDAQ Global Market on July 26, 2017.

(3)
Represents 3,000,000 shares of common stock issued to Seattle Genetics, Inc.

(4)
Represents 23,105,348 shares of common stock issuable upon conversion of 1,000,000 outstanding shares of Series A-1 Convertible Preferred Stock that were issued to a select group of institutional purchasers pursuant to a Securities Purchase Agreement entered into on May 4, 2017. Each shares of Series A-1 Convertible Preferred Stock is convertible, subject to the terms of the Certificate of Designation of Series A-1 Convertible Preferred Stock, into 23.10536 shares of common stock (or an aggregate of 23,105,348 shares of common stock, which reflects the conversion into common stock rounded down to the nearest whole share for each investor).

(5)
Represents 8,655,804 shares of common stock issuable upon exercise of a warrant, at an initial exercise price of $4.90 per share.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the Registration Statement with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 31, 2017

PROSPECTUS

34,761,152 Shares of Common Stock

        This prospectus relates to the resale or other disposition by the selling stockholders identified in this prospectus (the "Selling Stockholders"), from time to time, of up to 34,761,152 shares of our common stock, including 3,000,000 shares of our common stock, 23,105,348 shares of our common stock issuable upon the conversion of our Series A-1 Convertible Preferred Stock, and 8,655,804 shares of common stock issuable upon the exercise of an outstanding warrant (the "Warrant").

        We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale or other disposition of common stock by the selling stockholders. To the extent the Warrant is exercised, if at all, we will receive the exercise price of the Warrant.

        The selling stockholders or their pledgees, assignees, permitted transferees or other successors-in-interest may offer and sell or otherwise dispose of the shares of common stock described in this prospectus from time to time through public or private transactions at fixed prices, at prevailing market prices, at prices related to prevailing market prices, at varying prices determined at time of sale, or at privately negotiated prices. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares. We will bear all costs, expenses and fees in connection with the registration of the shares. See "Plan of Distribution" beginning on page 37 for more information about how the selling stockholders may sell or dispose of their shares of common stock.

        Our common stock is traded on the NASDAQ Global Market, referred to herein as NASDAQ, under the symbol "IMMU". The last reported sale of our common stock on the NASDAQ on July 28, 2017 was $8.75 per share. Our principal offices are located at 300 The American Road, Morris Plains, New Jersey 07950. Our telephone number is (973) 605-8200.

        INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. RISKS ASSOCIATED WITH AN INVESTMENT IN OUR SECURITIES WILL BE DESCRIBED IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND CERTAIN OF OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, AS DESCRIBED UNDER THE SECTION ENTITLED "RISK FACTORS" ON PAGE 14 OF THIS PROSPECTUS.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                        , 2017

        You should rely only on the information provided in this prospectus (as supplemented and amended) as well as the information incorporated by reference. Neither we nor the selling stockholders have authorized anyone to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus (as supplemented and amended) or any documents incorporated by reference is accurate as of any date other than the date of the applicable document.

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission, referred to herein as the SEC, using a "shelf" registration process. Under a shelf registration process, certain selling stockholders may from time to time sell the shares of common stock described in this prospectus in one or more offerings.

        We have not authorized anyone to give any information or to make any representation other than those contained or incorporated by reference in this prospectus (and in any supplement or amendment to this prospectus). You must not rely upon any information or representation not contained or incorporated by reference in this prospectus (and in any supplement or amendment to this prospectus). The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any shares other than the registered shares to which they relate, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus (as supplemented and amended) is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or shares are sold on a later date.

        You should read both this prospectus (as supplemented and amended) together with additional information described under the heading "Where You Can Find More Information; Incorporation of Documents by Reference" beginning on page 42 of this prospectus before deciding to invest in any of the shares being offered.

ii

PROSPECTUS SUMMARY

        This summary description about us and our business highlights selected information contained elsewhere in this prospectus or incorporated in this prospectus by reference. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus (as supplemented and amended), including each of the documents incorporated herein by reference, before making an investment decision. As used in this prospectus, the terms "we," "us," "our," "Immunomedics, Inc." and "Immunomedics" mean Immunomedics, Inc. and our subsidiaries.

 About Immunomedics, Inc.

Overview

        Immunomedics is a clinical-stage biopharmaceutical company developing monoclonal antibody-based products for the targeted treatment of cancer, autoimmune disorders and other serious diseases. Our advanced proprietary technologies allow us to create humanized antibodies that can be used either alone in unlabeled or "naked" form, or conjugated with radioactive isotopes, chemotherapeutics, cytokines or toxins. Using these technologies, we have built a pipeline of seven clinical-stage product candidates.

        Our portfolio of investigational products includes antibody-drug conjugates ("ADCs") that are designed to deliver a specific payload of a chemotherapeutic directly to the tumor while reducing overall toxicities that are usually found with conventional administration of these chemotherapeutic agents. Our most advanced ADCs are sacituzumab govitecan ("IMMU-132") and labetuzumab govitecan ("IMMU-130"), which are in Phase 2 trials for a number of solid tumors and metastatic colorectal cancer ("CRC"), respectively. IMMU-132 is our lead product candidate and has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration (the "FDA") for the treatment of patients with triple-negative breast cancer ("TNBC") who have failed at least two prior therapies for metastatic disease.

        Our Board of Directors (the "Board"), has conducted a review of the strategy of the Company, including a review of the projected timeline for submission of a Biologics License Applications ("BLA") for IMMU-132. These efforts to date have resulted in an updated timeline for the execution of delivering IMMU-132 to market, as well as the assessment of various deal structures and partnerships towards advancing and maximizing the Company's full pipeline for metastatic TNBC and beyond. We are targeting a BLA for IMMU-132 for approval in metastatic TNBC cancer between late fourth quarter 2017 and first quarter 2018, subject to FDA input on the acceptance of our chemistry, manufacturing and controls filing plan.

        Our financial resources are adequate to sustain the Company's operations at a level of activity sufficient to support the filing of the BLA with the FDA for accelerated approval of IMMU-132 for patients with metastatic TNBC; to continue manufacturing IMMU-132 at large scale to prepare for commercial operations in the U.S. marketplace; to initiate a Phase 3 clinical trial of IMMU-132 for metastatic TNBC patients to support the filing of the BLA; to initiate preparations to market IMMU-132 to metastatic TNBC patients in the U.S. and, subject to meeting all standards, completing review and final determination of the FDA, to secure accelerated regulatory approval of IMMU-132 for metastatic TNBC patients.

        We also have a research collaboration with Bayer to study epratuzumab as a thorium-227-labeled antibody and an ongoing collaboration in oncology in collaboration with an independent cancer study group.

        We also have a number of other product candidates that target solid tumors and hematologic malignancies, as well as other diseases, in various stages of clinical and pre-clinical development. These include combination therapies involving our ADCs, bispecific antibodies targeting cancers and infectious diseases as T-cell redirecting immunotherapies, as well as bispecific antibodies for next-generation cancer and autoimmune disease therapies, created using our patented DOCK-AND-LOCK® ("DNL®") protein conjugation technology. We believe that our portfolio of intellectual property provides commercially reasonable protection for our product candidates and technologies.

        The development and commercialization of successful therapeutic products is subject to numerous risks and uncertainties including, without limitation, the following:

  •
  we may be unable to obtain additional capital through strategic collaborations, licensing, issuance of convertible debt securities or equity financing in order to continue our research and secure regulatory approval of and market our drug;

  •
  the type of therapeutic compound under investigation and nature of the disease in connection with which the compound is being studied;

  •
  our ability, as well as the ability of our partners, to conduct and complete clinical trials on a timely basis;

  •
  the time required for us to comply with all applicable federal, state and foreign legal requirements, including, without limitation, our receipt of the necessary approvals of the FDA, if at all;

  •
  the financial resources available to us during any particular period; and

  •
  many other factors associated with the commercial development of therapeutic products outside of our control.

        See "Risk Factors" on page 14 of this prospectus.

Summary of Seattle Genetics, Inc. Transaction

        On February 10, 2017, we entered into a Licensing and Development Agreement (the "Licensing Agreement") with Seattle Genetics, Inc., a Delaware corporation ("SGEN" or "Seattle Genetics"), granting SGEN a worldwide, exclusive license, including the right to sublicense subject to the terms and conditions of the License Agreement, to develop, manufacture and commercialize IMMU-132 and any second generation antibody-drug conjugates binding to Trop-2 for all human therapeutic uses in all indications (the "Licensing Transaction"). On February 10, 2017, in connection with the execution of the License Agreement, we entered into a Stock Purchase Agreement (the "SGEN SPA") with SGEN. Under the SGEN SPA, SGEN purchased, and we sold, in the aggregate, 3,000,000 shares of our common stock at a price of $4.90 per share (the "Common Shares"), which represented a 10% premium to the 15-day trading volume weighted average stock price of $4.45 for the period ending at the close of trading on February 9, 2017, the last trading day prior to entering into the License Agreement, for aggregate proceeds of $14.7 million.

        Concurrently with the sale of the Common Shares, pursuant to the SGEN SPA, we also agreed to issue a three year warrant (the "Warrant") to purchase an aggregate of 8,655,804 shares of our common stock. The Warrant is exercisable for cash only and only upon approval by the Company's stockholders of an amendment to the Company's certificate of incorporation, and filing thereof, increasing such number of shares of common stock in an amount sufficient to allow for the exercise of the Warrant, at an initial exercise price equal to $4.90 per share of common stock. The Warrant was issued on February 16, 2017 and was originally exercisable until February 10, 2020.

        On May 4, 2017, we entered into a termination agreement with SGEN (the "Termination Agreement"), pursuant to which we and SGEN agreed to relinquish our respective rights under the Licensing Agreement and agreed to amend the expiration date of the Warrant from February 10, 2020 to the later of (i) December 31, 2017, and (ii) the date that is six (6) months following the date on which a sufficient number of shares of our common stock is authorized and reserved for issuance to permit the full exercise of the SGEN Warrant. The Termination Agreement between SGEN and us will be effective thirty days following the entry on July 25, 2017 of a final judgement by the Delaware Court of Chancery approving SGEN's dismissal from the venBio Action—See "Legal Proceedings" on page 8 of this prospectus. In the event the effective date of the Termination Agreement does not occur on or before October 1, 2017, either we or SGEN may terminate the Termination Agreement upon written notice to the other party.

        On June 29, 2017, our stockholders approved an amended and restated Certificate of Incorporation to increase the number of our authorized capital stock, all classes, from 165,000,000 shares to 260,000,000 shares (the "Charter Amendment"), which provided an amount of authorized common stock sufficient to allow for the exercise of the Warrant.

Summary of Private Placement

        On May 4, 2017, we entered into a securities purchase agreement (the "Purchase Agreement') with a select group of institutional purchasers (the "Purchasers"), pursuant to which, we issued and sold the Purchasers, in a private placement, 1,000,000 shares of Series A-1 Convertible at a price of $125 per share (the "Preferred Shares") for gross proceeds to the Company of $125 million, before deducting fees and expenses (the "Private Placement").

        Each Preferred Share will be convertible, subject to the terms of the Certificate of Designation of Series A-1 Convertible Preferred Stock (the "COD"), into 23.10536 shares of common stock (or an aggregate of 23,105,348 shares of common stock). The effective purchase price per share of Common Stock (assuming conversion) is $5.41, (the closing price per share of common stock as listed on NASDAQ on May 4, 2017). The Private Placement closed on May 10, 2017.

        We expect to use the net proceeds from the Private Placement to support the development of IMMU-132, including the goal of filing a BLA for Accelerated Approval in metastatic TNBC from the FDA. The capital will also fund general corporate and operational enhancements. With this new capital and our current cash on hand, we expect to have sufficient operating funds through the third quarter of 2018.

Research and Development

        As of March 31, 2017, we employed ten professionals in our research and development departments and 28 professionals in our pre-clinical and clinical research departments. In addition to salaries and benefits, the other costs associated with research and development include the costs associated with producing biopharmaceutical compounds, laboratory equipment and supplies, the costs of conducting clinical trials, legal fees and expenses associated with pursuing patent protection, as well as facilities costs.

        At any one time our scientists are engaged in the research and development of multiple therapeutic compounds. Because we do not track expenses on the basis of each individual compound under investigation, but rather aggregate research and development costs for accounting purposes, it is not possible for investors to analyze and compare the expenses associated with unsuccessful research and development efforts for any particular fiscal period, with those associated with compounds that are determined to be worthy of further development. This may make it more difficult for investors to evaluate our business and future prospects.

Clinical Pipeline Update

        The following is an update of the status of our clinical trials.

Antibody-Drug Conjugates (ADCs)

        We have two product candidates from our proprietary ADC program that are in clinical development, focusing on the treatment of patients with metastatic solid tumors. The first ADC program, sacituzumab govitecan (IMMU-132) is an anti-TROP-2-SN-38 ADC currently being evaluated in patients with a variety of solid tumors. Labetuzumab govitecan (IMMU-130) is an anti-CEACAM5-SN-38 ADC currently in development for the treatment of metastatic CRC.

Sacituzumab Govitecan or IMMU-132

        Sacituzumab govitecan has been studied in over 400 diverse cancer patients, with the dose of 10 mg/kg given on days 1 and 8 of repeated 21-day cycles being the established dose regimen. Sacituzumab govitecan has received Breakthrough Therapy Designation from the FDA for the treatment of patients with TNBC who have failed at least two prior therapies for metastatic disease. The FDA has also granted this ADC Fast Track designation for the treatment of patients with TNBC and for patients with small-cell lung cancer ("SCLC"), or non-small-cell lung cancer ("NSCLC"). Sacituzumab govitecan has also been designated an orphan drug by the FDA for the treatment of patients with SCLC or pancreatic cancer in the U.S. and by the European Medicines Agency ("EMA") for the treatment of patients with pancreatic cancer in the European Union.

        Currently, clinical development for sacituzumab govitecan focuses on a number of select types of solid cancers including TNBC, SCLC, NSCLC, urothelial cancer ("UC") and certain other cancers. Results from a single-arm Phase 2 study in heavily-pretreated patients with metastatic TNBC were published online in the Journal of Clinical Oncology (Bardia A, Mayer IA, Diamond JR, et al. Efficacy and safety of anti-Trop-2 antibody-drug conjugate, sacituzumab govitecan (IMMU 132), in heavily-pretreated patients with metastatic triple-negative breast cancer. (J Clin Oncol. Epub ahead of print. March 14, 2017).

        This study was updated by our clinical investigator at the 2017 Investor R&D Day ("R&D Day"), to show sacituzumab govitecan produced tumor shrinkage from baseline measurements in 81% of 85 assessable patients, with two complete responses ("CRs") and 23 partial responses ("PRs"). The interim median duration of response for those with objective responses was almost 11 months, while the interim median overall survival ("OS") for all 85 patients has been extended to almost 19 months.

        These results will be part of a BLA submission for the accelerated approval of IMMU-132 for patients with metastatic TNBC. In December 2016, we achieved the goal of enrolling 100 metastatic TNBC patients, as requested by FDA for this BLA filing, which the Company plans to make between the fourth quarter 2017 and first quarter 2018, subject to FDA input on the acceptance of the Company's chemistry, manufacturing and controls filing plan. In addition, the FDA also requires a confirmatory Phase 3 trial to be underway at the time of BLA submission. We plan to launch the Phase 3 confirmatory study in the second half of 2017 which is also a prerequisite for FDA acceptance of the BLA filing.

        We have sufficient funding to conduct the Phase 3 Clinical Trial of IMMU-132 in metastatic TNBC patients through the third quarter 2018, but will require additional funding in order to complete the Phase 3 clinical trial. Details of this trial can be obtained at the website: clinicaltrials.gov, using the identifier NCT02574455.

        Our financial resources are adequate to sustain the Company's operations at a level of activity sufficient to support the filing of the BLA with the FDA for accelerated approval of IMMU-132 for patients with metastatic TNBC; to continue manufacturing IMMU-132 at large scale to prepare for commercial operations in the U.S. marketplace; to initiate a Phase 3 clinical trial of IMMU-132 for metastatic TNBC patients to support the filing of the BLA; to initiate preparations to market IMMU-132 to metastatic TNBC patients in the U.S. and, subject to meeting all standards, completing review and final determination of the FDA, to secure accelerated regulatory approval of IMMU-132 for metastatic TNBC patients and to continue operations through the third quarter 2018.

        In addition to TNBC, interim results in patients with metastatic NSCLC were also presented at the R&D Day. In over 50 patients that had a median of three prior therapies, about one-fifth of evaluable patients had a partial response. Overall, 64% of patients had tumor shrinkage from baseline measurements when given sacituzumab govitecan. The median duration of response was eight months and median progression-free survival ("PFS") and OS, on an intention to treat ("ITT") basis, were five and over nine months, respectively.

        In metastatic UC, an objective response rate ("ORR") of 31%, among 36 assessable patients, was reported at the 2017 Genitourinary Cancers Symposium. They included one confirmed CR and ten confirmed PRs. The median duration of response for these ten patients was 7.5 months, with one patient having a PR for more than 18 months and continuing therapy. For the 41 ITT patients, median PFS was 7.2 months and median OS was 15.5 months. Overall, 69% of patients showed tumor shrinkage from baseline with sacituzumab govitecan therapy, and 14 patients are still under therapy.

        Patients received a median of six doses (range, 1 to 50) of sacituzumab govitecan, which was administered at 8 or 10 mg/kg on days 1 and 8 of 3-week cycles. Despite repeated dosing, grade 3 or higher adverse events were limited to neutropenia (30%), febrile neutropenia (11%), fatigue (11%), and diarrhea (3%).

        Results in patients with metastatic SCLC were updated at the 2017 Annual Meeting of the American Association for Cancer Research ("AACR"). A total of 53 patients with metastatic SCLC were enrolled into the open-label Phase 2 study after receiving a median of 2 prior lines of therapy (range, 1 to 7). All patients had previously received cisplatin or carboplatin plus etoposide, and were considered chemosensitive (N=27, 51%) or chemoresistant (N=26, 49%) to their platinum-containing frontline therapy, based on a duration of response of more than 3 months or less than 3 months, respectively. Treatments with sacituzumab govitecan were administered at a dose of either 8 or 10 mg/kg on days 1 and 8 of 21-day cycles. The primary endpoints were safety and ORR, with duration of response, PFS, and OS as secondary endpoints.

        Sixty percent of patients showed tumor shrinkage from baseline measurements using computed tomography. On an ITT basis (N= 50), the ORR was 14% (17% for the 10 mg/kg group) and the median response duration was 5.7 months. Clinical benefit rate (CBR) at 4 months was 34%, with median PFS and median OS at 3.7 months and 7.5 months, respectively. There was no statistical difference in ORR, PFS or OS between those patients who were chemosensitive or chemoresistant to first-line chemotherapy, but the CBR was 50% and 26%, respectively. There was a statistically significant higher OS in those patients who received prior topotecan versus no topotecan therapy.

        As in the case with UC patients, the safety profile of sacituzumab govitecan in patients with SCLC was also mild and manageable. Grade 3 or higher adverse events included neutropenia (34%), fatigue (13%), diarrhea (9%), and anemia (6%). Trop-2 tumor staining was not required for patient selection, due to 92% (23/25) positivity. No antibodies to the drug conjugate or its components were detected on serial blood collections, despite more than 60 doses being given. These observations are similar to those reported by TNBC and NSCLC patients.

        The pharmacokinetics of sacituzumab govitecan in patients with diverse solid tumors was also presented at the same AACR conference. This investigational ADC cleared in a predictable manner based on in-vitro serum stability studies, with no difference between the 8 and 10 mg/kg dose groups studied clinically. While there was a gradual release of SN-38, more than 90% of the SN-38 in the serum at any given time stayed bound to the antibody. Glucuronidated SN-38 concentrations were lower than SN-38, a possible reason for the lower incidence of severe diarrhea as compared to irinotecan. In addition, neither neutropenia nor diarrhea was found to correlate with free SN-38 levels in serum. With no difference in safety and pharmacokinetics, but improved objective response rate and clinical benefit ratio favoring the 10 mg/kg group in TNBC, SCLC, and NSCLC indications, 10 mg/kg is selected as the starting dose for future clinical studies in treating patients with multiple cancer indications.

        Certain patents relating to the protein sequence of the hRS7 antibody used in sacituzumab govitecan have a 2017 expiration in the U.S. and 2023 overseas. Other patents relating to use of hRS7 for cancer therapy, including the SN-38 conjugated form of hRS7 used in sacituzumab govitecan, extend to 2033.

Labetuzumab Govitecan (IMMU-130)

        Our second investigational solid-tumor ADC involves our anti-CEACAM5 antibody labetuzumab, conjugated to SN-38. The agent is currently being studied in patients with metastatic CRC who had received at least one prior irinotecan-containing regimen and had an elevated blood titer of carcinoembryonic antigen. Several dosing schedules were evaluated in Phase 1 studies.

        In the expanded Phase 2 study patients were treated in 3-week cycles, receiving labetuzumab govitecan at 8 or 10 mg/kg once-weekly or twice a week at 4 or 6 mg/kg for the first two weeks followed by one week of rest. Updated results were presented at the April 2016 AACR Annual Meeting.

        Since there was no significant difference in safety and efficacy between the two once-weekly dosing schedules, for patient's convenience, once-a-week dosing was chosen for future studies in metastatic CRC patients. Although certain patents relating to labetuzumab used in labetuzumab govitecan expired in 2014 in the U.S. and in 2015 overseas and others expired in 2016, other patents relating to use labetuzumab for cancer therapy, including the SN-38 conjugated form of labetuzumab used in labetuzumab govitecan, extend to 2033.

Epratuzumab

        We have a research collaboration with Bayer to study epratuzumab as a thorium-227 labeled antibody. We also have a collaboration ongoing in oncology with the IntreALL Inter-European study group who is conducting a large, randomized, Phase 3 trial combining epratuzumab with chemotherapy in children with relapsed acute lymphoblastic leukemia ("ALL") at clinical sites in Australia, Europe, and Israel. This Phase 3 study, which is partially funded by the European Commission, assesses the efficacy and safety of this combination therapy using event-free survival as the surrogate for survival, the primary endpoint.

        As a result of UCB's termination of the Licensing Agreement for epratuzumab, all rights to the anti-CD22 antibody revert to us and the process of transitioning all materials back to us is continuing.

        Although certain patents to the epratuzumab protein sequence expired in 2014 in the U.S. and in 2015 overseas, other issued patents to therapeutic use of epratuzumab extend to 2018-2023 for cancer and 2020 for autoimmune disease. The method of preparing concentrated epratuzumab for subcutaneous administration is covered by another patent family with expiration in the United States in 2032.

Early-Stage Programs

        We have additional potential products for the treatment of cancer and autoimmune diseases including IMMU-114, a humanized anti-HLA-DR antibody; milatuzumab, our anti-CD74 antibody; and veltuzumab, our anti-CD20 antibody.

IMMU-114

        IMMU-114 is a novel humanized antibody directed against an immune response target, HLA-DR, under development for the treatment of patients with B-cell and other cancers. HLA-DR is a receptor located on the cell surface whose role is to present foreign objects to the immune system for the purpose of eliciting an immune response. Increased presence of HLA-DR in hematologic cancers has made it a prime target for antibody therapy. The anti-HLA-DR antibody is being evaluated as a subcutaneously administered monotherapy for patients with non-Hodgkin lymphoma ("NHL") or chronic lymphocytic leukemia ("CLL") in a Phase 1 study. Results from this study were presented at the December 2015 Annual Meeting of the American Society of Hematology and updated at the 2016 Pan Pacific Lymphoma Symposium. IMMU-114 showed early evidence of efficacy in both NHL and CLL and was well tolerated by patients, with only local skin reactions at the injection sites, which were all mild to moderate and transient.

Milatuzumab

        Milatuzumab is the first anti-CD74 antibody that has entered into human testing and we have completed initial Phase 1studies in patients with relapsed multiple myeloma, NHL or CLL. It has received orphan drug designation from the FDA for the treatment of patients with multiple myeloma or CLL.

        The anti-CD74 antibody is also being studied subcutaneously in a Phase 1b study in patients with active systemic lupus erythematosus supported by a three-year research grant from the Department of Defense with a potential funding of $2 million. First results from the open-label study were presented at a poster session during the 2016 annual European League Against Rheumatism Congress. Based on early encouraging results, the study has been expanded into a double-blind, placebo-controlled 30-patient trial to confirm the activity of milatuzumab in this population and have received approval from the Department of Defense for an increased budget to support the expansion.

Veltuzumab

        Veltuzumab is a humanized monoclonal antibody targeting CD20 receptors on B lymphocytes currently under development for the treatment of NHL and autoimmune diseases. The Office of Orphan Products Development of the FDA has granted orphan status for the use of veltuzumab for the treatment of patients with immune thrombocytopenia ("ITP") and pemphigus. We have studied the subcutaneous formulation of veltuzumab in patients with ITP in a Phase 1/2 trial, which was designed to evaluate different dosing schedules. This trial has completed patient accrual and patients are being followed for up to five years. In oncology, we have completed a National Cancer Institute-funded Phase 2 study in patients with aggressive NHL in combination with 90Y-epratuzumab tetraxetan.

        We are currently evaluating various options for further clinical development of veltuzumab in ITP and other autoimmune disease indications, including pemphigus, as well as in oncology, including licensing arrangements and collaborations with outside study groups.

Thorium-227-Labeled Epratuzumab Tetraxetan

        Targeted Thorium Conjugates ("TTCs") represent a new technology directing the power of the alpha-particle selectively towards tumor cells. The high linear energy transfer of the alpha particle generated by decay of the radionuclide thorium-227 induces double-strand DNA breaks causing cell death in targeted tumor cells.

        Our corporate partner, Bayer, is enrolling patients with relapsed or refractory CD22-positive NHL into a Phase 1 clinical trial evaluating epratuzumab labeled with thorium-227. This study is focusing on patients with diffuse large B-cell lymphoma and potentially follicular lymphomas who have been previously treated with, or are not considered candidates for available therapies. An overview of the TTC platform and the CD22 TTC program was provided in an oral presentation by Bayer at the 2016 AACR Annual Meeting.

Legal Proceedings

Patent litigation:

        Immunomedics filed a first amended complaint on October 22, 2015, a second amended complaint on January 14, 2016, and a third amended complaint on October 12, 2016, in the United States District Court for the District of New Jersey, against Roger Williams Medical Center ("RWMC"), Richard P. Junghans, M.D., Ph.D., and Steven C. Katz, M.D. The third amended complaint alleges that RWMC and Dr. Junghans breached a Material Transfer Agreement ("MTA") through which it provided to them a monoclonal antibody known as MN-14 and related materials. Defendants are alleged to have breached the MTA and to have been negligent by, among other things, using the materials beyond the agreed-upon Research Project, sharing confidential information, failing to provide Immunomedics with a right of first refusal, failing to notify Immunomedics of intended publications prior to publishing, and refusing to return the materials upon request. Immunomedics also asserts the following claims against some of these defendants: conversion, tortious interference, unjust enrichment, and infringement of three patents owned by Immunomedics. Defendants Junghans, Katz, and RWMC subsequently moved to dismiss for failure to state a claim on November 14, 2016, but this motion was denied on January 4, 2017. The third amended complaint also added parties named Sorrento, TNK, BDL, and CARgenix. On December 2, 2016, Sorrento, TNK, BDL, and CARgenix moved to dismiss for lack of personal jurisdiction over them in New Jersey. The court granted this motion on January 25, 2017. On January 20, 2017, the court held a Markman hearing to construe the claims in the patents in suit. On February 28, 2017, the court issued an opinion and order finding, inter alia, that the term "effective amount" in the patents in suit is not indefinite and should be given its plain and order meaning, as proposed by Immunomedics, of "an amount capable of producing the claim result." All other terms in the patents were given their plain and ordinary meaning. On May 11, 2017, the Court ordered the parties to mediation with former New Jersey District Court Judge Garrett Brown, and stayed the case for 90 days. A mediation took place on June 28, 2017. The mediation was unsuccessful; and the stay of discovery will be lifted on August 9.

Stockholder complaints:

Class Action Stockholder Federal Securities Cases

        Two purported class action cases have been filed in the United States District Court for the District of New Jersey; namely, Fergus v. Immunomedics, Inc., et al., No. 2:16-cv-03335, filed June 9, 2016; and Becker v. Immunomedics, Inc., et al., No. 2:16-cv-03374, filed June 10, 2016. These cases arise from the same alleged facts and circumstances, and seek class certification on behalf of purchasers of our common stock between April 20, 2016 and June 2, 2016 (with respect to the Fergus matter) and between April 20, 2016 and June 3, 2016 (with respect to the Becker matter). These cases concern the Company's statements in press releases, investor conference calls, and SEC filings beginning in April 2016 that the Company would present updated information regarding its IMMU-132 breast cancer drug at the 2016 American Society of Clinical Oncology ("ASCO") conference in Chicago, Illinois. The complaints allege that these statements were false and misleading in light of June 2, 2016 reports that ASCO had cancelled the presentation because it contained previously reported information. The complaints further allege that these statements resulted in artificially inflated prices for our common stock, and that the Company and certain of its officers are thus liable under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. An order of voluntarily dismissal without prejudice was entered on November 10, 2016 in the Becker matter. An order granting motion to consolidate cases, appoint lead plaintiff, and approve lead and liaison counsel was entered on February 7, 2017 in the Fergus matter. As of the date hereof, service of the initiating papers in the Fergus matter has not been made on the Company.

Stockholder Derivative Action in the Superior Court of New Jersey

        On October 3, 2016, plaintiff commenced an action captioned Rosenfeld v. Goldenberg, et al., No. L-2200-16, alleging the same underlying facts and circumstances as in the pending federal securities class action, the Fergus matter. Specifically, this action concerns the Company's statements in press releases, investor conference calls, and SEC filings beginning in April 2016 that the Company would present updated information regarding its IMMU-132 breast cancer drug at the 2016 ASCO conference in Chicago, Illinois. The complaint alleges that these statements were false and misleading in light of the June 2, 2016 reports that ASCO had cancelled the presentation because it contained previously reported information. The complaint further alleges that these statements resulted in artificially inflated prices for our common stock, and that certain directors and officers of the Company breached their fiduciary duties to the Company. In addition to monetary damages, the complaint seeks to require the Company to reform its corporate governance and internal procedures. Service was effectuated on all defendants on April 7, 2017. The defendants filed a motion to dismiss the complaint on June 19, 2017.

Class Action Stockholder Claim in the Court of Chancery of the State of Delaware

        On December 13, 2016, plaintiff commenced an action captioned Desanctis v. Goldenberg, C.A. No. 12981-VCL (Del. Ch. Ct.), alleging that the Company's Board of Directors failed to comply with Delaware law and breached their fiduciary duties when it rescheduled the Immunomedics 2016 Annual Meeting of Stockholders from December 14, 2016 to February 16, 2017. On December 22, 2016, the Delaware Court of Chancery refused to schedule an expedited hearing in the action and concluded that plaintiff failed to carry his burden of demonstrating that he had pleaded a colorable claim and that there was a threat of irreparable harm. The Court further stated that the Complaint failed to demonstrate that the Board's actions were unreasonable when it rescheduled the Annual Meeting in response to venBio Select Advisor LLC's proxy contest.

Stockholder Claim in the Court of Chancery of the State of Delaware

        On February 13, 2017, venBio commenced an action captioned venBio Select Advisor LLC v. Goldenberg, et al., C.A. No. 2017-0108-VCL (Del. Ch.) (the "venBio Action"), alleging that Company's Board breached their fiduciary duties when the Board (i) rescheduled the Company's 2016 Annual Meeting of Stockholders (the "2016 Annual Meeting") from December 14, 2016 to February 16, 2017, and then again to March 3, 2017, and (ii) agreed to the proposed Licensing Transaction with Seattle Genetics. venBio also named Seattle Genetics as a defendant and sought an injunction preventing the Company from closing the Licensing Agreement with Seattle Genetics. On March 6, 2017, venBio amended its complaint, adding further allegations, including that the Company's Board breached their fiduciary duties when the Board amended the Company's Amended and Restated By-laws (the "By-Laws") to call for a plurality voting regime for the election of directors instead of majority voting, and providing for mandatory advancement of attorneys' fees and costs for the Company's directors and officers. The Court of Chancery entered a temporary restraining order on March 9, 2017, enjoining the closing of the Licensing Transaction. venBio amended its complaint a second time on April 19, 2017, this time adding as an additional defendant the Company's financial advisor on the Licensing Transaction, Greenhill & Co., LLC. On May 4, 2017, the Company entered into the Termination Agreement with Seattle Genetics, pursuant to which the Company and Seattle Genetics agreed to relinquish their respective rights under the Licensing Agreement and amend the term of the Warrant, and in connection therewith, the Company and venBio agreed to fully settle, resolve and release Seattle Genetics, and Seattle Genetics agreed to fully settle, resolve and release the Company and venBio, from all disputes, claims and liabilities arising from the Licensing Agreement and the transactions contemplated thereby, subject to the terms of the Termination Agreement and the related settlement agreement. The Termination Agreement will be effective thirty days following the entry on July 25, 2017 of a final judgment of the Chancery Court approving the dismissal of Seattle Genetics from the venBio Action. On May 3, 2017, venBio and the Company and individual defendants Goldenberg, Sullivan and Markison (collectively, the "Individual Defendants") entered into the Term Sheet, which is to be reduced to a definitive settlement agreement ("Settlement Agreement"), pursuant to which, among other things, venBio and the Company will release the Individual Defendants from all claims and submit the remaining claims against the non-settling defendants (including non-settling defendants and former directors Robert Forrester, Jason Aryeh, Geoff Cox and Bob Oliver, but excluding those claims with respect to Seattle Genetics, which the parties have agreed to settle pursuant to the Termination Agreement as described above), to non-binding mediation. Once the Parties execute the Settlement Agreement, it will be submitted to the Court of Chancery for approval.

Lawsuit Against venBio Select Advisor LLC in the U.S. District Court (Delaware)(the "District Court")

        On February 17, 2017, the Company commenced an action captioned Immunomedics, Inc. v. venBio Select Advisor LLC, No. 17-176-LPS (D. Del.) (the "Federal Action"), seeking for the District Court to invalidate the proxies solicited by venBio in furtherance of its contest for the election of directors of the Company. The Company named as defendants venBio and its then-nominees, Behzad Aghazadeh, Scott Canute, Peter Barton Hutt, and Khalid Islam. The Company alleged that venBio had conducted its proxy contest and solicited proxies in violation the federal securities laws and regulations, namely by failing timely file a Schedule 13D form indicating venBio's intent to effectuate change at the Company, publishing early voting results of the Company's annual election of directors, publishing improper statements about the then-incumbent Board, forming a "group" of like-minded stockholders without publicly disclosing the group, and soliciting proxies without disclosing the solicitations to the SEC. On February 21, 2017, the Company sought an injunction preventing, among other things, the venBio nominees from benefiting from allegedly illegal shadow proxy contest, including, but not limited to, by asserting any claimed right to take office as a member of the Board until venBio made corrective disclosures and the stockholders were permitted time to consider them. On March 2, 2017, the District Court denied the Company the requested relief. On April 6, 2017, the District Court entered a stipulation and order pursuant to which the Company's claims were voluntarily dismissed without prejudice. On April 17, 2017, Dr. Goldenberg, the Company's Chief Scientific Officer and Chief Patent Officer and director, notified the District Court that he may maintain the claims initially brought by the Company. On May 3, 2017, Goldenberg and venBio entered into a binding Term Sheet which is to be reduced to a definitive Settlement Agreement, pursuant to which, among other things, the Parties have agreed to submit to the District Court a stipulation and proposed order dismissing all claims in the Federal Action with prejudice, including those against the individual defendants (the then-venBio nominees). The Settlement Agreement will also include a mutual release of claims.

Lawsuit Challenging the Results of the 2016 Election of Directors

        On March 3, 2017, six of the seven then-incumbent members of the Company's Board commenced an action captioned Goldenberg, et al. vs Aghazadeh, et al., C.A. No. 2017-0163-VCL (Del. Ch.) (the "225 Action"), challenging the results of the election of directors at the 2016 Annual Meeting that took place on March 3, 2017, in which all four of venBio's nominees won seats on the Company's Board. The director-plaintiffs named as defendants venBio and its then-nominees, Behzad Aghazadeh, Scott Canute, Peter Barton Hutt, and Khalid Islam. The incumbent directors alleged the same underlying facts as the Company alleged in its lawsuit against venBio in federal court. On March 13, 2017, the Court of Chancery entered an order (the "Status Quo Order") seating all four venBio nominees (with the three incumbent directors who also won election, the "Status Quo Board") and limiting the

Company's Board to actions within the "ordinary course of business," unless either waived by the parties on a case-by-case basis or ordered by the Court of Chancery. On March 24, 2017, the defendants, venBio and its four nominees, moved to dismiss the action. The plaintiffs in the action have opposed this motion to dismiss, which remains pending. On April 7, 2017, the three non-re-elected directors voluntarily withdrew their claims, leaving Goldenberg, Sullivan and Markison as plaintiffs. On April 20, 2017, the parties agreed to permit the Status Quo Board to explore a potential financing plan for the Company and negotiate a termination of the Licensing Transaction. On May 3, 2017, the Parties entered into the Term Sheet, pursuant to which, among other things, the Parties agreed to submit to the Court of Chancery a stipulation and proposed order lifting the Status Quo Order . On May 4, 2017, the Parties submitted that stipulation, which confirmed that the Status Quo Board is the lawful Board of the Company, provided that if the 225 Action is not dismissed, the Parties shall be restored to their positions in the 225 Action as of immediately prior to execution of the Term Sheet. Once the Settlement Agreement is executed, the Parties will submit to the Court of Chancery another stipulation and proposed order dismissing the 225 Action with prejudice, including those against the individual defendants (the then-venBio nominees). The Settlement Agreement will also include a mutual release of all claims.

Other matters:

        Immunomedics is also a party to various claims and litigation arising in the normal course of business, which includes some or all of certain of its patents. While it is not possible to determine the outcome of these matters, the Company believes that the resolution of all such matters will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to its consolidated results of operations in any one accounting period.

Corporate Information

        We were incorporated in Delaware in 1982. Our principal offices are located at 300 The American Road, Morris Plains, New Jersey 07950. Our telephone number is (973) 605-8200. In addition to our majority-owned subsidiary, IBC, we also have two foreign subsidiaries, Immunomedics B.V. in The Netherlands and Immunomedics GmbH in Darmstadt, Germany, to assist us in managing sales and marketing efforts and coordinating clinical trials in Europe. Our web address is www.immunomedics.com. We have not incorporated by reference into this Registration Statement of which this prospectus forms a part the information on our website and you should not consider it to be a part of this document.

        Our reports that have been filed with the SEC, are available on our website free of charge, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Copies of this prospectus may also be obtained without charge electronically or by paper by contacting Investor Relations, Immunomedics, Inc., 300 The American Road, Morris Plains, New Jersey 07950 or by calling (973) 605-8200.

        In addition, we make available on our website (i) the charters for the committees of the Board of Directors, including the Audit Committee, Compensation Committee and Governance and Nominating Committee, and (ii) the Company's Code of Business Conduct (the Code of Conduct) governing its directors, officers and employees. Within the time period required by the SEC, we will post on our website any modifications to the Code of Conduct, as required by the Sarbanes-Oxley Act of 2002.

        The public may also read and copy the materials we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

 THE OFFERING

Selling stockholders	Institutional and accredited investors who purchased shares of our Series A-1 Convertible Preferred Stock in a private placement in May 2017, and SGEN, which purchased shares of our common stock and a Warrant to purchase shares of our common stock pursuant to the SGEN SPA.
Common stock offered by the selling stockholders	Up to 34,761,152 shares of common stock, including 8,655,804 shares of common stock issuable upon exercise of the Warrant.
Use of proceeds

We will not receive any proceeds from the sale or other disposition of the shares of common stock offered hereby. However, if the Warrant is exercised, we would receive gross proceeds of approximately $42.4 million. We currently intend to use such proceeds, if any, for working capital and general corporate purposes.

Risk factors

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 14 of this prospectus, and any other risk factors described in the documents incorporated by reference herein, for a discussion of factors that you should carefully consider before deciding to invest in our common stock.

NASDAQ Global Market symbol	IMMU.

        When we refer to the selling stockholders in this prospectus, we are referring to the entities named in this prospectus as the selling stockholders and, as applicable, any pledgee, assignee, permitted transferee or other successor-in-interest selling shares received after the date of this prospectus from the selling stockholders as a pledge, assignment or other transfer that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this prospectus, any prospectus supplement and in the documents incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "may", "estimate", "projects", "intends", "plans", "believes", "anticipates" or "expects" or similar words and may include statements concerning our strategies, goals and plans. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among other things: our inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to obtain additional capital through strategic collaborations, licensing, convertible debt securities or equity financing in order to continue our research and development programs as well as secure regulatory approval of and market our drug candidates; our dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under our collaborative agreements; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products; our ability to protect our proprietary technologies; patent infringement claims; and risks of new, changing and competitive technologies and regulations in the United States and internationally; and other factors discussed under the caption "Risk Factors" included in any prospectus supplement and under the caption "Factors That May Affect Our Business and Results of Operations" in our Annual Report on Form 10-K for the year ended June 30, 2016 and our subsequent quarterly reports on Form 10-Q, which are incorporated by reference into the Registration Statement of which this prospectus forms a part.

        The following documents, among others, describe these assumptions, risks, uncertainties, and other factors. You should read and interpret any forward-looking statements together with these documents:

  •
  the risk factors contained in any prospectus supplement under the caption "Risk Factors";

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  our most recent annual report on Form 10-K, including the sections entitled "Business", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations";

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  our quarterly reports on Form 10-Q; and

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  our other SEC filings.

        In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus, any prospectus supplement or in any document incorporated by reference in this prospectus might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this prospectus, the date of any prospectus supplement or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

RISK FACTORS

Factors That May Affect Our Business and Results of Operations

        Our business is subject to certain risks and uncertainties, each of which could materially adversely affect our business, financial condition, cash flows and results of operations.

Risks Relating to Our Business, Operations and Product Development

We have a long history of operating losses and it is likely that our operating expenses will continue to exceed our revenues for the foreseeable future.

        We have incurred significant operating losses since our formation in 1982. As of March 31, 2017, we had an accumulated deficit of approximately $468.5 million. We continue to spend our cash resources to fund our research and development programs and, subject to adequate funding, we expect these expenses to increase for the foreseeable future. Our only significant sources of revenue in recent years have been derived from our collaboration agreement with Bayer. There can be no assurance that we will be profitable in future quarters or other periods. Additionally, the only product sales we have earned to date have come from the limited sales of our diagnostic imaging product for which our patent protection has expired (which may leave us vulnerable to increased competition, for example, from biosimilar manufacturers). In addition, we have made the strategic decision to de-emphasize sales of our diagnostic product and focus on our therapeutic pipeline. We have never had product sales of any therapeutic product. Although we may have net income from time to time based on the timing and amount of proceeds received under collaborative or licensing agreements, we expect to experience significant operating losses as we invest further in our research and development activities while simultaneously attempting to develop and commercialize our other therapeutic product candidates. If we are unable to develop commercially viable therapeutic products or to license them to third parties, it is likely that we will never achieve significant revenues or become profitable, either of which would jeopardize our ability to continue as a going concern.

We have significant future capital needs and may be unable to raise capital when needed, which could force us to delay or reduce our clinical development efforts.

        Although we believe our funds available as of March 31, 2017, in addition to net proceeds from the financing announced on May 5, are sufficient to support operations through the third quarter 2018 including the filing of the BLA with FDA for accelerated approval of IMMU-132 for patients with metastatic TNBC; to continue manufacturing IMMU-132 at large scale to prepare for commercial operations in the U.S. marketplace; to initiate a Phase 3 clinical trial of IMMU-132 for metastatic TNBC patients to support the filing of the BLA, to initiate preparations to market IMMU-132 to metastatic TNBC patients in the U.S. and, subject to meeting all standards, completing review and final determination of FDA, to secure accelerated regulatory approval of IMMU-132 for the use of metastatic TNBC patients in the U.S.. We anticipate we can also continue our other operations and research and development programs, at a reduced spending level, through the third quarter 2018. After the third quarter 2018, if the Company cannot obtain sufficient funding through the exercise of outstanding warrants, various strategic partnership transactions towards advancing and maximizing the Company's full pipeline for metastatic TNBC and beyond, it could be required to finance future cash needs through the sale of additional equity and/or debt securities in capital markets. However, there can be no assurance that the Company will be able to raise the additional capital needed to complete its pipeline of research and development programs on commercially acceptable terms, if at all. The capital markets have experienced volatility in recent years, which has resulted in uncertainty with respect to availability of capital and hence the timing to meet an entity's liquidity needs. The Company's existing debt may also negatively impact the Company's ability to raise additional capital. If the Company is unable to raise capital on acceptable terms, its ability to continue its business would be materially and adversely affected.

Our most advanced therapeutic product candidates are still only in the clinical development stage, and will require us to raise capital in the future in order to fund further expensive and time-consuming studies before they can even be submitted for final regulatory approval. A failure of a clinical trial could severely harm our business and results of operations.

        Clinical trials involve the administration of a product candidate to patients who are already extremely ill, making patient enrollment often difficult and expensive. Moreover, even in ideal circumstances where the patients can be enrolled and then followed for the several months or more required to complete the study, the trials can be suspended, terminated, delayed or otherwise fail for any number of reasons, including:

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  later-stage clinical trials may raise safety or efficacy concerns not readily apparent in earlier trials or fail to meet the primary endpoint;

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  unforeseen difficulties in manufacturing the product candidate in compliance with all regulatory requirements and in the quantities needed to complete the trial which may become cost-prohibitive;

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  we or our collaboration partner may experience delays in obtaining, or be unable to obtain, agreement for the conduct of our clinical trials from the FDA, IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

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  while underway, the continuation of clinical trials may be delayed, suspended or terminated due to modifications to the clinical trial's protocols based on interim results obtained or changes required or conditions imposed by the FDA, an IRB, a data and safety monitoring board ("DSMB"), or any other regulatory authority;

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  our third-party contractors may fail to meet their contractual obligations to us in a timely manner;

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  the FDA or other regulatory authorities may impose a clinical hold, for example based an inspection of the clinical trial operations or trial sites;

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  we or our collaboration partner may suspend or cease trials in our or their sole discretion;

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  during the long trial process alternative therapies may become available which make further development of the product candidate impracticable; and

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  if we are unable to obtain the additional capital we need to fund all of the clinical trials we foresee, we may be forced to cancel or otherwise curtail such trials and other studies.

        Any substantial delay in successfully completing clinical trials for our product candidates, sacituzumab govitecan and labetuzumab govitecan, could severely harm our business and results of operations.

        Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, the Company may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between the company and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

Our clinical trials may not adequately show that our drugs are safe or effective, and a failure to achieve the planned endpoints could result in termination of product development.

        Progression of our drug products through the clinical development process is dependent upon our trials indicating our drugs have adequate safety and efficacy in the patients being treated by achieving pre-determined safety and efficacy endpoints according to the trial protocols. Failure to achieve either of these endpoints could result in delays in our trials; require the performance of additional unplanned trials or termination of any further development of the product for the intended indication.

        These factors could result in delays in the development of our product candidates and could result in significant unexpected costs or the termination of programs.

Should the clinical development process be successfully completed, our ability to derive revenues from the sale of therapeutics will depend upon our first obtaining FDA as well as foreign regulatory approvals, all of which are subject to a number of unique risks and uncertainties.

        Even if we are able to demonstrate the safety and efficacy of our product candidates in clinical trials, if we fail to gain timely approval to commercialize our product candidates from the FDA and other foreign regulatory authorities, we will be unable to generate the revenues we will need to build our business. These approvals may not be granted on a timely basis, if at all, and even if and when they are granted, they may not cover all the indications for which we seek approval. For example, while we may develop a product candidate with the intention of addressing a large, unmet medical need, the FDA may only approve the use of the drug for indications affecting a relatively small number of patients, thus greatly reducing the market size and our potential revenues. The approvals may also contain significant limitations in the form of warnings, precautions or contraindications with respect to conditions of use, which could further narrow the size of the market. In certain countries, even if the health regulatory authorities approve a drug, it cannot be marketed until pricing for the drug is also approved. Finally, even after approval can be obtained, we may be required to recall or withdraw a product as a result of newly discovered safety or efficacy concerns, either of which would have a materially adverse effect on our business and results of operations.

In order to fund future operations, we will need to raise significant amounts of additional capital. Because it can be difficult for a small-cap company like ours to raise equity capital on acceptable terms, we cannot assure you that we will be able to obtain the necessary capital when we need it, or on acceptable terms, if at all.

        Even if our technologies and product candidates are superior, if we lack the capital needed to bring our future products to market, we will never be successful. We have obtained the capital necessary to fund our research and development programs to date primarily from the following sources:

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  upfront payments, milestone payments, and payments for limited amounts of our antibodies received from licensing partners;

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  proceeds from the public and private sale of our equity or debt securities; and

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  limited product sales of LeukoScan®, licenses, grants and interest income from our investments

        Over the long term, we expect to commercialize IMMU-132 in metastatic TNBC in the U.S. and globally, to expand IMMU-132 to treat patients with other solid tumors, including urinary bladder cancer, small cell lung cancer, non-small cell lung cancer, and others serious cancers, to expand research and development activities to continue to expand and we do not believe we will have adequate cash to continue commercial expansion and development of IMMU-132, or to complete development of product candidates in line with our pipeline included in our long term corporate strategy.

        Our capital requirements are dependent on numerous factors, including:

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  the rate of progress of commercialization of IMMU-132 in metastatic TNBC and develop it for other cancers;

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  the rate at which we progress our research programs and the number of product candidates we have in pre-clinical and clinical development at any one time;

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  the cost of conducting clinical trials involving patients in the United States, Europe and possibly elsewhere;

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  our need to establish the manufacturing capabilities necessary to produce the quantities of our product candidates we project we will need;

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  the time and costs involved in obtaining FDA and foreign regulatory approvals;

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  the cost of first obtaining, and then defending, our patent claims and other intellectual property rights;

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  the ability and willingness of the holders of our 4.75% Convertible Senior Notes due 2020 ("Convertible Senior Notes") to convert their Convertible Senior Notes to Immunomedics common stock; and

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  our ability to enter into licensing and other collaborative agreements to help offset some of these costs.

        There may be additional cash requirements for many reasons, including, but not limited to, changes in our commercial expansion plans, our research and development plans, the need for unexpected capital expenditures or costs associated with any acquisitions of other businesses, assets or technologies that we may choose to undertake, and marketing and commercialization of our product candidates. If we deplete our existing capital resources, we will be required to either obtain additional capital quickly, or significantly reduce our operating expenses and capital expenditures, either of which could have a material adverse effect on us.

        Until we can generate significant cash through the exercise of outstanding warrants, various strategic partnership transactions towards advancing and maximizing the Company's full pipeline for metastatic TNBC and beyond, we expect to continue to fund our operations with our current financial resources. These financial resources will not be adequate to sustain our operations beyond the third quarter of 2018. Consequently, if we cannot obtain sufficient funding through the exercise of outstanding warrants, various strategic partnership transactions towards advancing and maximizing the Company's full pipeline for metastatic TNBC and beyond, we could be required to finance future cash needs through the sale of additional equity and/or debt securities in capital markets. However, there can be no assurance that we will be able to raise the additional capital needed to complete our pipeline of research and development programs on commercially acceptable terms, if at all. The capital markets have experienced volatility in recent years, which has resulted in uncertainty with respect to availability of capital and hence the timing to meet an entity's liquidity needs. The Company's existing debt will also negatively impact the Company's ability to raise additional capital. If the Company is unable to raise capital on acceptable terms, its ability to continue its business would be materially and adversely affected. Having insufficient funds may require us to delay, scale-back, or eliminate some or all of our programs, or renegotiate less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern.

        Additionally, if we raise funds by issuing equity securities, dilution to existing stockholders would result; and if we raise funds by incurring additional debt financing, the terms of the debt may involve future cash payment obligations and/or conversion to equity as well as restrictions that may limit our ability to operate our business.

If we, or our collaboration partner, cannot successfully and efficiently manufacture the compounds that make up our products and product candidates, our ability, and the ability of our collaboration partner, to sell products and conduct clinical trials will be impaired.

        Our ability to conduct our pre-clinical and clinical research and development programs depends, in large part, upon our ability to manufacture our proprietary compounds in accordance with the FDA and other regulatory requirements. We have limited historical experience in manufacturing these compounds in significant quantities, and we may not be able to do so in the quantities required to commercialize these products. Any interruption in manufacturing at this site, whether by natural acts or otherwise, could significantly and adversely affect our operations, and delay our research and development programs.

        We and our collaboration partner also depend on third parties to provide certain raw materials, manufacturing and processing services. All manufacturers of pharmaceutical products must comply with current Good Manufacturing Practice regulations or cGMPs, required by the FDA and other regulatory agencies. Such regulations address, among other matters, controls in manufacturing processes, quality control and quality assurance requirements and the maintenance of proper records and documentation. The FDA and other regulatory agencies routinely inspect manufacturing facilities. The FDA generally will issue a notice on Form 483 if it finds issues with respect to its inspections. If our manufacturing facility or those facilities of our partner and our respective contract manufacturers or processors do not comply with applicable cGMPs and other regulatory requirements, we may be subject to product liability claims, we may be unable to meet clinical demand for our products, and we could suffer delays in the progress of clinical trials for products under development.

Although historically we have been a research and development company, we plan to commercialize our lead product candidate internally rather than license such asset. There can be no assurance that we will be successful in developing and expanding commercial operations or balancing our research and development activities with our commercialization activities.

        We have historically been engaged primarily in research and development activities, but plan to commercialize our lead product candidate, IMMU-132, ourselves. There can be no assurance that we will be able to successfully manage the balance of our research and development operations with our planned commercialization activities. Potential investors should be aware of the problems, delays, expenses and difficulties frequently encountered by companies balancing development of product candidates, which can include problems such as unanticipated issues relating to clinical trials and receipt of approvals from the FDA and foreign regulatory bodies, with commercialization efforts, which can include problems relating to managing manufacturing and supply, reimbursement, marketing problems and additional costs. Our product candidates will require significant additional research and clinical trials, and we will need to overcome significant regulatory burdens prior to commercialization in the U.S. and other countries. In addition, we may be required to spend significant funds on building out our commercial operations. There can be no assurance that after the expenditure of substantial funds and efforts, we will successfully develop and commercialize any of our product candidates, generate any significant revenues or ever achieve and maintain a substantial level of sales of our products.

We may not successfully establish and maintain collaborative and licensing arrangements, which could adversely affect our ability to develop and commercialize certain of our product candidates. Our future collaboration partners may not adequately perform their responsibilities under our agreement, which could adversely affect our development and commercialization program.

        A key element of our business strategy has been to develop, market and commercialize our product candidates through collaborations with more established pharmaceutical companies. To the extent we continue to rely on this business strategy, we may not be able to maintain or expand these licenses and collaborations or establish additional licensing and collaboration arrangements necessary to develop and commercialize any of our product candidates. Even if we are able to maintain or establish licensing or collaboration arrangements, these arrangements may not be on favorable terms and may contain provisions that will restrict our ability to develop, test and market our product candidates. Any failure to maintain or establish licensing or collaboration arrangements on favorable terms could adversely affect our business prospects, financial condition or ability to develop and commercialize our product candidates.

        We expect to rely at least in part on third party collaborators to perform a number of activities relating to the development and commercialization of certain of our product candidates, including the manufacturing of product materials, the design and conduct of clinical trials for certain of our product candidates, and potentially the obtaining of regulatory approvals and marketing and distribution of any successfully developed products. Our collaborative partners may also have or acquire rights to control aspects of our product development and clinical programs. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate. In addition, if any of these collaborative partners withdraw support for our programs or product candidates or otherwise impair their development, our business could be negatively affected. Our expenses may also increase as a result of our plan to undertake these activities internally to commercialize IMMU-132.

        In addition, our success depends on the performance of our collaborators of their responsibilities under these arrangements. Some potential collaborators may not perform their obligations in a timely fashion or in a manner satisfactory to us. Because such agreements may be exclusive, we may not be able to enter into a collaboration agreement with any other company covering the same product field during the applicable collaborative period. In addition, our collaborators' competitors may not wish to do business with us at all due to our relationship with our collaborators. If we are unable to enter into additional product discovery and development collaborations, our ability to sustain or expand our business will be significantly diminished.

Our future success will depend upon our ability to first obtain and then adequately protect our patent and other intellectual property rights, as well as avoiding the infringement of the rights of others.

        Our future success will be highly dependent upon our ability to first obtain and then defend the patent and other intellectual property rights necessary for the commercialization of our product candidates. We have filed numerous patent applications on the technologies and processes that we use in the United States and certain foreign countries. Although we have obtained a number of issued U.S. patents to date, the patent applications owned or licensed by us may not result in additional patents being issued. Moreover, these patents may not afford us the protection we need against competitors with similar technologies or products. A number of jurisdictions where we have sought, or may in future choose to seek, intellectual property protection, have intellectual property laws and patent offices which are still developing. Accordingly, we may have difficulty obtaining intellectual property protection in these markets, and any intellectual property protections which we do obtain may be less protective than in the United States, which could have an adverse effect on our operations and financial prospects.

        The successful development of therapeutic products frequently requires the application of multiple technologies that may be subject to the patent or other intellectual property rights of third parties. Although we believe it is likely we will need to license technologies and processes from third parties in the ordinary course of our business, we are not currently aware of any material conflict involving our technologies and processes with any valid patents or other intellectual property rights owned or licensed by others. In the event that a third party was to claim such a conflict existed, they could sue us for damages as well as seek to prevent us from commercializing our product candidates. It is possible that a third party could successfully claim that our products infringe on their intellectual property rights. Uncertainties resulting from the litigation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Any patent litigation or other proceeding, even if resolved in our favor, would require significant financial resources and management time.

        Some of our competitors may be able to sustain these costs more effectively than we can because of their substantially greater financial and managerial resources. If a patent litigation or other proceeding is resolved unfavorably to us, we may be enjoined from manufacturing or selling our products without a license from the other party, in addition to being held liable for significant damages. We may not be able to obtain any such license on commercially acceptable terms, if at all.

        In addition to our reliance on patents, we attempt to protect our proprietary technologies and processes by relying on trade secret laws, nondisclosure and confidentiality agreements and licensing arrangements with our employees and other persons who have access to our proprietary information. These agreements and arrangements may not provide meaningful protection for our proprietary technologies and processes in the event of unauthorized use or disclosure of such information. In addition, our competitors may independently develop substantially equivalent technologies and processes or otherwise gain access to our trade secrets or technology, either of which could materially and adversely affect our competitive position.

Expiry of our intellectual property rights could lead to increased competition.

        Even where we are able to obtain and then defend patent and other intellectual property rights necessary for research, development and commercialization of our product candidates, such intellectual property rights will be for a limited term. Where patents which we own or license expire, the technology the subject of the patent may be utilized by third parties in research and development or competing products (for example, biosimilars of a patented product may be manufactured by third parties once the patent expires). While we endeavor to maintain robust intellectual property protection, as our existing issued patents expire it may materially and adversely affect our competitive position.

We face substantial competition in the biotechnology industry and may not be able to compete successfully against one or more of our competitors.

        The biotechnology industry is highly competitive, particularly in the area of diagnostic and therapeutic oncology and autoimmune disease products. In recent years, there have been extensive technological innovations achieved in short periods of time, and it is possible that future technological changes and discoveries by others could result in our products and product candidates quickly becoming uncompetitive or obsolete. A number of companies, including Biogen Idec, Roche, GlaxoSmithKline, Seattle Genetics, ImmunoGen, Merck Serono, Genmab, Celgene, Amgen, Bristol-Myers Squibb, Bayer Healthcare Pharmaceuticals, Pfizer, AstraZeneca and Eli Lilly, are engaged in the development of therapeutic oncology products. Many of these companies have significantly greater financial, technical and marketing resources than we do. In addition, many of these companies have more established positions in the pharmaceutical industry and are therefore better equipped to develop, commercialize and market oncology and autoimmune disease products. Even some smaller competitors may obtain a significant competitive advantage over us if they are able to discover or otherwise acquire patentable inventions, form collaborative arrangements or merge with larger pharmaceutical companies. Further, even if we are able to successfully develop and commercialize products, other manufacturers operating in emerging markets may also have a competitive advantage over us with respect to competing products due to their ability to manufacture with a lower cost base.

        We expect to face increasing competition from universities and other non-profit research organizations. These institutions carry out a significant amount of research and development in the field of antibody-based technologies and they are increasingly aware of the commercial value of their findings. As a result, they are demanding greater patent and other proprietary rights, as well as licensing and future royalty revenues. It is possible that such competition could come from universities with which we have, or have previously had, collaborative research and development relationships, notwithstanding our efforts to protect our intellectual property in the course of such relationships.

We may be liable for contamination or other harm caused by hazardous materials that we use in the operations of our business.

        In addition to laws and regulations enforced by the FDA, we are also subject to regulation under various other foreign, federal, state and local laws and regulations. Our manufacturing and research and development programs involve the controlled use of viruses, hazardous materials, chemicals and various radioactive compounds. The risk of accidental contamination or injury from these materials can never be completely eliminated, and if an accident occurs we could be held liable for any damages that result, which could exceed our available resources.

The nature of our business exposes us to significant liability claims, and our insurance coverage may not be adequate to cover any future claims.

        The use of our compounds in clinical trials and any future sale exposes us to liability claims that could be substantial. These claims might be made directly by healthcare providers, medical personnel, patients, consumers, pharmaceutical companies, and others selling or distributing our compounds. While we currently have product liability insurance that we consider adequate for our current needs, we may not be able to continue to obtain comparable insurance in the future at an acceptable cost, if at all. If for any reason we cannot maintain our existing or comparable liability insurance, our ability to clinically test and market products could be significantly impaired. Moreover, the amount and scope of our insurance coverage, as well as the indemnification arrangements with third parties upon which we rely, may be inadequate to protect us in the event of a successful product liability claim. Any successful claim in excess of our insurance coverage could materially and adversely affect our financial condition and operating results.

Certain potential for conflicts of interest, both real and perceived, exist which could result in expensive and time-consuming litigation.

        Certain members of our senior management and Board of Directors have relationships and agreements, both with us as well as among themselves and their respective affiliates, which create the potential for both real, as well as perceived, conflicts of interest. These include Dr. David M. Goldenberg, a director and our Chief Scientific Officer and Chief Patent Officer, Ms. Cynthia L. Sullivan, a director (who is also the wife of Dr. Goldenberg), and certain companies with which we do business, including the Center for Molecular Medicine and Immunology and the Garden State Cancer Center (which operated as the clinical arm of CMMI to facilitate the translation of CMMI's research efforts in the treatment of patients), collectively defined as CMMI. For example, Dr. Goldenberg was the President and a Trustee of CMMI, a not-for-profit cancer research center that we used to conduct certain research activities.

        CMMI has ceased operations. Dr. Goldenberg is also a minority stockholder, director and officer of our majority-owned subsidiary, IBC Pharmaceuticals, Inc. Dr. Goldenberg is the primary inventor of new intellectual property for Immunomedics and IBC and is largely responsible for allocating ownership between the two companies. Dr. Goldenberg also has primary responsibility for monitoring the market for incidences of potential infringement of the Company's intellectual property by third parties.

        As a result of these and other relationships, the potential for both real and perceived conflicts of interest exists and disputes could arise over the allocation of funds, research projects and ownership of intellectual property rights. In addition, in the event that we become involved in stockholder litigation regarding these potential conflicts, we might be required to devote significant resources and management time defending the company from these claims, which could adversely affect our results of operations.

Given that recent cancer therapeutics for solid cancers such as the ones we are developing can cost approximately in excess of $12,500 a month, even if our product candidates become available for sale it is likely that federal and state governments, insurance companies and other payers of health care costs will try to first limit the use of these drugs to certain patients, and may be reluctant to provide a level of reimbursement that permits us to earn a significant profit on our investment, if any.

        Our ability to successfully commercialize therapeutic products will depend, in significant part, on the extent to which hospitals and physicians can obtain appropriate reimbursement levels for the cost of our products and related treatment. Third-party payers are increasingly challenging the prices charged for diagnostic and therapeutic products and related services. In addition, legislative proposals to reform health care or reduce government insurance programs may result in lower prices or the actual inability of prospective customers to purchase our products. Furthermore, even if reimbursement is available, it may not be available at price levels sufficient for us to realize a positive return on our investment.

A portion of our funding has come from federal government grants and research contracts. Due to reductions in funding, we may not be able to rely on these grants or contracts as a continuing source of funds.

        During the last few years, we have generated revenues from awards made to us by the National Institutes of Health and the Department of Defense to partially fund some of our programs. We cannot rely on grants or additional contracts as a continuing source of funds. Funds available under these grants and contracts must be applied by us toward the research and development programs specified by the government rather than for all our programs generally. The government's obligation to make payments under these grants and contracts is subject to appropriation by the United States Congress for funding in each year. It is possible that Congress or the government agencies that administer these government research programs will continue to scale back these programs or terminate them due to their own budgetary constraints, as they have recently been doing. Additionally, these grants and research contracts are subject to adjustment based upon the results of periodic audits performed on behalf of the granting authority. Consequently, the government may not award grants or research contracts to us in the future, and any amounts that we derive from existing awards may be less than those received to date. In those circumstances, we would need to provide funding on our own, obtain other funding, or scale back or terminate the affected program. In particular, we cannot assure you that any currently-contemplated or future efforts to obtain funding for our product candidate programs through government grants or contracts will be successful, or that any such arrangements which we do conclude will supply us with sufficient funds to complete our development programs without providing additional funding on our own or obtaining other funding. Where funding is obtained from government agencies or research bodies, our intellectual property rights in the research or technology funded by the grant are typically subject to certain licenses to such agencies or bodies, which could have an impact on our utilization of such intellectual property in future.

We face a number of risks relating to the maintenance of our information systems and our use of information relating to clinical trials.

        In managing our operations, we rely on computer systems and electronic communications, including systems relating to record keeping, financial information, sourcing, and back-up and the internet ("Information Systems"). Our Information Systems include the electronic storage of financial, operational, research, patient and other data. Our Information Systems may be subject to interruption or damage from a variety of causes, including power outages, computer and communications failures, system capacity constraints, catastrophic events (such as fires, tornadoes and other natural disasters), cyber risks, computer viruses and security breaches. If our Information Systems cease to function properly, are damaged or are subject to unauthorized access, we may suffer interruptions in our operations, be required to make significant investments to fix or replace systems and/or be subject to fines, penalties, lawsuits, or government action. The realization of any of these risks could have a material adverse effect on our business, financial condition and results of operations. Our clinical trials information and patient data (which may include personally identifiable information) is part of our Information Systems and is therefore subject to all of the risks set forth above, notwithstanding our efforts to code and protect such information.

Risks Related to Government Regulation of our Industry

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

        In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our future products and profitability. On March 23, 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, "PPACA"), which includes a number of health care reform provisions and requires most United States citizens to have health insurance. The new law, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, and establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D. Substantial new provisions affecting compliance also have been added, which may require modification of business practices with health care practitioners.

        In the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our future products, and we could be adversely affected by current and future health care reforms.

Our industry and we are subject to intense regulation from the United States Government and such other governments and quasi-official regulatory bodies where our products are and product candidates may be sold.

        Both before and after regulatory approval to market a particular product candidate, including our biologic product candidates, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping related to the product are subject to extensive, ongoing regulatory requirements, including, without limitation, submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP requirements and good clinical practice requirements for any clinical trials that we conduct post-approval. As a result, we are subject to a number of governmental and other regulatory risks, which include:

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  clinical development is a long, expensive and uncertain process; delay and failure can occur at any stage of our clinical trials;

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  our clinical trials are dependent on patient enrollment and regulatory approvals; we do not know whether our planned trials will begin on time, or at all, or will be completed on schedule, or at all;

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  the FDA or other regulatory authorities may not approve a clinical trial protocol or may place a clinical trial on hold;

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  we rely on third parties, such as consultants, contract research organizations, medical institutions, and clinical investigators, to conduct clinical trials for our drug candidates and if we or any of our third-party contractors fail to comply with applicable regulatory requirements, such as cGCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials;

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  if the clinical development process is completed successfully, our ability to derive revenues from the sale of therapeutics will depend on our first obtaining FDA or other comparable foreign regulatory approvals, each of which are subject to unique risks and uncertainties;

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  there is no assurance that we will receive FDA or corollary foreign approval for any of our product candidates for any indication; we are subject to government regulation for the commercialization of our product candidates;

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  we have not received regulatory approval in the United States for the commercial sale of any of our biologic product candidates;

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  even if one or more of our product candidates does obtain approval, regulatory authorities may approve such product candidate for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate;

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  undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities;

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  later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with the regulatory requirements of FDA and other applicable United States and foreign regulatory authorities could subject us to administrative or judicially imposed sanctions;

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  although several of our product candidates have received orphan drug designation in the United States and the EU for particular indications, we may not receive orphan drug exclusivity for any or all of those product candidates or indications upon approval, and even if we do obtain orphan drug exclusivity, that exclusivity may not effectively protect the product from competition;

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  even if one or more of our product candidates is approved in the United States, it may not obtain the 12 years of exclusivity from biosimilars for which innovator biologics are eligible, and even if it does obtain such exclusivity, that exclusivity may not effectively protect the product from competition;

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  the FDA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates, and if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained; and

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  we may be liable for contamination or other harm caused by hazardous materials used in the operations of our business.

        In addition, our operations are also subject to various federal and state fraud and abuse, physician payment transparency and privacy and security laws, including, without limitation:

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  The federal Anti-Kickback Statute, which prohibits, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs. This statute has been applied to pharmaceutical manufacturer marketing practices, educational programs, pricing policies and relationships with healthcare providers. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

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  Federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes;

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  HIPAA and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

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  Federal "sunshine" requirements imposed by PPACA on drug manufacturers regarding any "transfer of value" made or distributed to physicians and teaching hospitals, and any ownership and investment interests held by such physicians and their immediate family members. Failure to submit the required information may result in civil monetary penalties of up an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for "knowing failures"), for all payments, transfers of value or ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations; and

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  State and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require drug manufacturers to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA.

        Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices and financial arrangements with physicians, could be subject to challenge under one or more of such laws. Any action against us, even if we successfully defend against it, could result in the commencement of civil and/or criminal proceedings, exclusion from governmental health care programs, substantial fines, penalties, and/or administrative remedies, any of which could have an adverse effect on our financial condition and results of operations.

Risks Related to Our Securities

Conversion of the Convertible Senior Notes will dilute the ownership interest of existing stockholders and could adversely affect the market price of our common stock.

        The conversion of some or all of the Convertible Senior Notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion and exercise could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Senior Notes may encourage short selling by market participants.

Our indebtedness and debt service obligations may adversely affect our cash flow.

        As of March 31, 2017, our total consolidated indebtedness was $119.4 million, including our obligations under our Convertible Senior Notes and other liabilities. We intend to fulfill our current debt service obligations, including repayment of the principal from our existing cash and investments, as well as the proceeds from potential licensing agreements and any additional financing from equity or debt transactions. However, our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Convertible Senior Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow to meet these obligations, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive, or delaying or curtailing research and development programs. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Our common stock may be delisted from the NASDAQ Global Market, or NASDAQ.

        If the bid price of our common stock falls below $1.00 for an extended period, or we are unable to continue to meet NASDAQ's listing maintenance standards for any other reason, our common stock could be delisted from NASDAQ.

        If our stock is delisted from NASDAQ, we will make every possible effort to have it listed on the Over the Counter Bulletin Board (the "OTC Bulletin Board"). If our common stock was to be traded on the OTC Bulletin Board, the Securities Exchange Act of 1934, as amended, and related SEC rules would impose additional sales practice requirements on broker-dealers that sell our securities. These rules may adversely affect the ability of stockholders to sell our common stock and otherwise negatively affect the liquidity, trading market and price of our common stock.

        If our common stock would not be able to be traded on the OTC Bulletin Board, we would make every effort to have it available for trading on the National Quotation Bureau's Pink Sheets ("the Pink Sheets"). The Pink Sheets market consists of security firms who act as market makers in the stocks, usually, of very small companies. The bid and asked prices are not quoted electronically, but are quoted daily in "hard copy" which is delivered to firms that subscribe. Stocks that trade in the Pink Sheets are usually not as liquid as those that trade in electronic markets and, often time, the difference between the bid and the asked prices are substantial. As a result, if our common stock were traded on the Pink Sheets, there would likely be a further negative affect on the liquidity, trading market and price of our common stock even compared to what we might suffer if we were traded on the OTC Bulletin Board.

        As a result of the above, we cannot assure you that our common stock will be listed on a national securities exchange, a national quotation service, the OTC Bulletin Board or the Pink Sheets; or if it is to be listed, whether or not there would be an interruption in the trading of our common stock. We believe that the listing of our stock on a recognized national trading market, such as NASDAQ, is an important part of our business and strategy. Such a listing helps our stockholders by providing a readily available trading market with current quotations. Without that, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock would likely decline. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded it by other parties. In that regard, listing on a recognized national trading market will also affect our ability to benefit from the use of its operations and expansion plans, including for use in licensing agreements, joint ventures, the development of strategic relationships and acquisitions, which are critical to our business and strategy and none of which is currently the subject of any agreement, arrangement or understanding, with respect to any future financing or strategic relationship it may undertake. The delisting from NASDAQ would result in negative publicity and would negatively impact our ability to raise capital in the future.

If we were delisted from NASDAQ, we may become subject to the trading complications experienced by "Penny Stocks" in the over-the-counter market.

        Delisting from NASDAQ may depress the price of our common stock such that we may become a penny stock. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. We continue to be listed on NASDAQ. "Penny Stock" rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document; (ii) disclosure of market quotations, if any; (iii) disclosure of the compensation of the broker and its salespersons in the transaction; and (iv) monthly account statements showing the market values of our securities held in the customers' accounts.

        A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customers' confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for stockholders to purchase or sell our common stock. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

We may add lease lines to finance capital expenditures and may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

        Our indebtedness could have significant additional negative consequences, including, but not limited to:

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  requiring the dedication of a substantial portion of our existing cash and marketable securities balances and, if available, future cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

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  Increasing our vulnerability to general adverse economic conditions;

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  limiting our ability to obtain additional financing;

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  limiting our ability to sell assets if deemed necessary;

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  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

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  placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

We may not have the ability to raise funds necessary to purchase the Convertible Senior Notes upon a fundamental change and our future debt may contain limitations on our ability to repurchase the Convertible Senior Notes.

        Following a fundamental change (which includes matters such as a change in control of the Company, approval by the Company's stockholders of a plan of dissolution or liquidation of the Company, and the cessation of listing of the Company's common stock on NASDAQ or The New York Stock Exchange, among others as further described in the indenture), holders of Convertible Senior Notes will have the right to require the Company to purchase their Convertible Senior Notes for cash. A fundamental change may also constitute an event of default or require prepayment under, and result in the acceleration of the maturity of, our other then-existing indebtedness. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the fundamental change purchase price in cash with respect to any Convertible Senior Notes surrendered by holders for purchase upon a fundamental change. In addition, restrictions in the agreements governing our then-outstanding indebtedness, if any, may not allow us to purchase the Convertible Senior Notes upon a fundamental change. Our failure to purchase the Convertible Senior Notes upon a fundamental change when required would result in an event of default with respect to the Convertible Senior Notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the Convertible Senior Notes, which could have a material and adverse impact on our financial condition and results of operations.

Shares eligible for future sale may adversely affect our ability to sell equity securities.

        Sales of our common stock (including the issuance of shares upon conversion of convertible debt) in the public market could materially and adversely affect the market price of shares. We have outstanding $100 million principal amount of Convertible Senior Notes that convert to common stock at prices equivalent to $5.11 (subject to adjustment for certain dilutive events). Our obligation to convert the Convertible Senior Notes upon demand by the holders may depress the price of our common stock and also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

        As of June 30, 2017 we had 110,344,643 shares of common stock issued, plus (1) 1,000,000 shares of preferred stock issued, which is convertible into up to approximately 23,105,348 shares of common stock at the conversion price of $5.41, (2) $100 million of principal amount of Convertible Senior Notes convertible into up to approximately 19,583,360 shares of common stock at the conversion rate of $5.11 subject to adjustment as described in the indenture, (3) 2,893,240 options to purchase shares of common stock with a weighted-average exercise price of $3.48 per share, (4) 331,329 restricted stock units, (5) 11,040,417 for potential future grants of options to purchase shares of common stock under the Plan, (6) warrants to purchase 10,000,000 shares of common stock with an exercise price of $3.75 and (7) warrants to purchase 8,655,804 shares of common stock with an exercise price of $4.90. Of the 250,000,000 shares of common stock authorized under our Certificate of Incorporation, there are 64,045,859 shares of common stock that remain available for future issuance.

Our outstanding Convertible Senior Notes, options and warrants may adversely affect our ability to consummate future equity-based financings due to the dilution potential to future investors.

        Due to the number of shares of common stock we are obligated to issue pursuant to outstanding Convertible Senior Notes, options and warrants, potential investors may not purchase our future equity offerings at market price because of the potential dilution such investors may suffer as a result of the exercise of the outstanding Convertible Senior Notes, options and warrants.

The market price of our common stock has fluctuated widely in the past, and is likely to continue to fluctuate widely based on a number of factors, many of which are beyond our control.

        The market price of our common stock has been, and is likely to continue to be, highly volatile. Furthermore, the stock market and the market for stocks of relatively small biopharmaceutical companies like ours have from time to time experienced, and likely will again experience, significant price and volume fluctuations that are unrelated to actual operating performance.

        From time to time, stock market analysts publish research reports or otherwise comment upon our business and future prospects. Due to a number of factors, we may fail to meet the expectations of securities analysts or investors and our stock price would likely decline as a result. These factors include:

  •
  Announcements by us, our current collaboration partner, any future alliance partners or our competitors of pre-clinical studies and clinical trial results, regulatory developments, technological innovations or new therapeutic products, product sales, new products or product candidates and product development timelines;

  •
  The formation or termination of corporate alliances;

  •
  Developments in patent or other proprietary rights by us or our respective competitors, including litigation;

  •
  Developments or disputes concerning our patent or other proprietary rights, and the issuance of patents in our field of business to others;

  •
  Government regulatory action;

  •
  Period-to-period fluctuations in the results of our operations; and

  •
  Developments and market conditions for emerging growth companies and biopharmaceutical companies, in general.

        In addition, Internet "chat rooms" have provided forums where investors make predictions about our business and prospects, oftentimes without any real basis in fact, that readers may trade on.

        In the past, following periods of volatility in the market prices of the securities of companies in our industry, securities class action litigation has often been instituted against those companies. See "Legal Proceedings" on page 8 of this prospectus for a description of such litigation. If we face such litigation in the future, it would result in substantial costs and a diversion of management's attention and resources, which could negatively impact our business.

Our principal stockholders can significantly influence all matters requiring the approval by our stockholders.

        As of March 31, 2017 venBio Select Advisor LLC, ('venBio") is the beneficial owner of approximately 9.6% of our outstanding common stock and approximately 7.5% of our fully diluted common stock. VenBio is our largest stockholder, and Dr. Behzad Aghazadeh, the Managing Partner and portfolio manager of the venBio Select Fund, serves on our Board of Directors.

        As of March 31, 2017, Dr. David M. Goldenberg, a Director and Chief Scientific Officer and Chief Patent Officer, together with certain members of his family, including Ms. Cynthia L. Sullivan, our former President and Chief Executive Officer, who is Dr. Goldenberg's wife, and other affiliates, controlled the right to vote approximately 7% of our outstanding common stock and approximately 5% of our fully diluted common stock.

        As a result of this voting power, venBio and Dr. Goldenberg have the ability to significantly influence the outcome of substantially all matters that may be put to a vote of our stockholders, including the election of our directors.

There are limitations on the liability of our directors, and we may have to indemnify our officers and directors in certain instances.

        Our certificate of incorporation limits, to the maximum extent permitted under Delaware law, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by law. These provisions may be in some respects broader than the specific indemnification provisions under Delaware law. The indemnification provisions may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not permit a corporation to eliminate a director's duty of care and the provisions of our certificate of incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

        We believe that our limitation of officer and director liability assists us to attract and retain qualified employees and directors. However, in the event an officer, a director or the board of directors commits an act that may legally be indemnified under Delaware law, we will be responsible to pay for such officer(s) or director(s) legal defense and potentially any damages resulting there from. Furthermore, the limitation on director liability may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders from instituting litigation against directors for breach of their fiduciary duties, even though such an action, if successful, might benefit our stockholders and us. Given the difficult environment and potential for incurring liabilities currently facing directors of publicly-held corporations, we believe that director indemnification is in our and our stockholders' best interests because it enhances our ability to attract and retain highly qualified directors and reduce a possible deterrent to entrepreneurial decision-making.

        Nevertheless, limitations of director liability may be viewed as limiting the rights of stockholders, and the broad scope of the indemnification provisions contained in our certificate of incorporation and bylaws could result in increased expenses. Our board of directors believes, however, that these provisions will provide a better balancing of the legal obligations of, and protections for, directors and will contribute positively to the quality and stability of our corporate governance. Our board of directors has concluded that the benefit to stockholders of improved corporate governance outweighs any possible adverse effects on stockholders of reducing the exposure of directors to liability and broadened indemnification rights.

We are exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act.

        The Sarbanes-Oxley Act requires that we maintain effective internal controls over financial reporting and disclosure controls and procedures. Among other things, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act ("Section 404"). Compliance with Section 404 requires substantial accounting expense and significant management efforts. Our testing, or the subsequent review by our independent registered public accounting firm, may reveal deficiencies in our internal controls that would require us to remediate in a timely manner so as to be able to comply with the requirements of Section 404 each year. If we are not able to comply with the requirements of Section 404 in a timely manner each year, we could be subject to sanctions or investigations by the SEC, the NASDAQ Stock Market or other regulatory authorities that would require additional financial and management resources and could adversely affect the market price of our common stock.

We do not intend to pay dividends on our common stock. Until such time as we pay cash dividends our stockholders, must rely on increases in our stock price for appreciation.

        We have never declared or paid dividends on our common stock. We intend to retain future earnings to develop and commercialize our product candidates and therefore we do not intend to pay cash dividends in the foreseeable future. Until such time as we determine to pay cash dividends on our common stock, our stockholders must rely on increases in the market price of our common stock for appreciation of their investment.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of our common stock sold pursuant to this prospectus by the selling stockholders. The selling stockholders will receive all of the proceeds from sales of our common stock sold pursuant to this prospectus.

        A portion of the shares covered by this prospectus are issuable upon exercise of the Warrant to purchase an aggregate of 8,655,804 shares of our common stock. Pursuant to conditions set forth in the Warrant, the Warrant is exercisable for cash only. If the Warrant is exercised, we would receive gross proceeds of approximately $42.4 million. We currently intend to use such proceeds, if any, for working capital and general corporate purposes.

        We have agreed to pay all costs, expenses and fees relating to the registration of the shares of our common stock covered by this prospectus. The selling stockholders will pay any brokerage commissions and/or similar charges incurred in connection with the sale or other disposition by them of the shares covered hereby.

 SELLING STOCKHOLDERS

        The shares of common stock being offered by the selling stockholders are (i) shares of common stock previously issued to SGEN pursuant to the SGEN SPA, (ii) shares of common stock issuable to SGEN upon the exercise of a Warrant, and (iii) shares of common stock issuable to certain selling stockholders following the conversion of the Preferred Shares. For additional information regarding the issuances and terms of these securities, see "Prospectus Summary—Summary of Seattle Genetics, Inc. Transaction" and "Prospectus Summary—Summary of Private Placement" above. We are registering the shares of common stock in order to permit the selling stockholders, or their permitted transferees or other successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part, to offer the shares for resale from time to time.

        Except for the sale and issuance of the shares of common stock, the Preferred Shares and the Warrant, and except as otherwise disclosed in the footnotes below, the selling stockholders have not had any material relationship with us within the past three years.

        The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders as of July 28, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common stock. Generally, a person "beneficially owns" shares of our common stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on each selling stockholder's ownership of shares of common stock, the Preferred Shares and the Warrant, as of July 28, 2017, assuming full exercise of the Warrant and conversion of the Preferred Shares on that date.

        The third column lists the number of shares of common stock being offered by this prospectus by the selling stockholders. In accordance with the terms of the Purchase Agreement with certain of the selling stockholders, this prospectus covers the resale of the number of shares of common stock to be issued to the selling stockholders following the conversion of the Preferred Shares sold in the Private Placement. This prospectus also covers, in accordance with the terms of the Registration Rights Agreement with SGEN dated February 10, 2017, the resale by SGEN of the number of shares of common stock sold pursuant to the SGEN SPA and the number of shares of common stock issuable upon exercise of the Warrant.

        The fourth and fifth columns list the number of shares of common stock and percentage of our outstanding common stock to be held by the selling stockholder assuming the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Number of Shares of Common Stock Owned After Offering(1)	Percentage of Class Following the Offering(1)
2B LLC	1,083,515	(2)	739,371	(2)	344,141	—
2B LLC (as managed by venBio Select Advisor, LLC)	687,074	(3)	184,842	(3)	502,232	—
Acuta Capital Fund, LP	4,901,381	(2)	3,869,685	(2)	1,031,696	—
Acuta Opportunity Fund, LP	1,302,810	(2)	1,028,650	(2)	274,160	—
ArrowMark Fundamental Opportunities Fund, LP	554,528	(4)(5)	554,528	(4)(5)	—	—
Blackwell Partners LLC—Series A	266,173	(6)	266,173	(6)	—	—
Blue Rock Liquid Alpha Fund, LP	30,660	(7)(8)	30,660	(7)(8)	—	—
Foresite Capital Fund III, LP	1,940,850	(9)	1,940,850	(9)	—	—
Ghost Tree Master Fund, LP	92,536	(7)(10)	92,536	(7)(10)	—	—
Growth Equity Opportunities Fund IV, LLC	2,772,643	(11)	2,772,643	(11)	—	—
HBM Healthcare Investments (Cayman) Ltd.	924,214	(12)	924,214	(12)	—	—
1992 MSF International Ltd.	566,081	(13)	566,081	(13)	—	—
1992 Tactical Credit Master Fund, L.P.	173,290	(13)	173,290	(13)	—	—
Iron Horse Investments LLC	92,421	(4)(14)	92,421	(4)(14)	—	—
KVP Capital, L.P.	277,264	(15)	277,264	(15)	—	—
NR1 Segregated Portfolio, North Rock SPC	100,023	(7)(16)	100,023	(7)(16)	—	—
NR2 Segregated Portfolio, North Rock SPC	204,112	(7)(17)	204,112	(7)(17)	—	—
OrbiMed Global Healthcare Master Fund, L.P.	1,082,070	(18)(19)	1,082,070	(18)(19)	—	—
OrbiMed Partners II, L.P.	1,259,889	(18)(20)	1,259,889	(18)(20)	—	—
OrbiMed Partners Master Fund Limited	1,354,898	(21)(22)	1,354,898	(21)(22)	—	—
RA Capital Healthcare Fund, L.P.	1,212,569	(23)	1,212,569	(23)	—	—
Schonfeld Fundamental Equity Fund LLC	109,172	(7)(24)	109,172	(7)(24)	—	—
Seattle Genetics, Inc.	11,655,804	(25)(26)	11,655,804	(25)(26)
THB Iron Rose LLC	92,421	(4)(27)	92,421	(4)(27)	—	—
venBio Select Fund LLC	14,052,387	(28)	4,066,543	(28)	9,985,844	7.43%
Whitney Capital Series Fund LLC	110,443	(7)(29)	110,443	(7)(29)	—	—

*
Less than one percent of our outstanding shares of common stock.

(1)
Represents the number of shares of common stock that will be beneficially owned by the selling stockholder after completion of this offering based on the assumptions that (i) all of the shares of common stock registered for resale by the registration statement of which this prospectus is a part will be sold, (ii) no other shares of common stock will be acquired or sold by the selling stockholder before completion of this offering, and (iii) all shares issuable upon the conversion of the Preferred Shares were issued as of that date. However, the selling stockholders may sell all, part or none of their shares of common stock offered pursuant to this prospectus and may sell all, part or none of their common stock pursuant to one or more exemptions from the registration provisions of the Securities Act. Applicable percentage ownership following the offering is based on 134,398,491 shares of common stock that would be outstanding following the offering if all shares registered by this prospectus are sold in the offering and assuming the foregoing conversions described earlier in this footnote are effected.

(2)
The selling stockholder's address is c/o Acuta Capital Partners, LLC, 1301 Shoreway Road, Suite 350, Belmont, CA 94002. Acuta Capital Partners, LLC is the general partner of Acuta Capital Fund, LP and Acuta Opportunity Fund, LP, is an investment manager for 2B LLC, and has voting and investment power over the shares noted here.

(3)
The selling stockholder's address is 17-20 Whitestone Expressway, Suite 403, Whitestone, NY 11357.

(4)
The selling stockholder's address is 100 Fillmore Street, Suite 325, Denver, CO 80206.

(5)
Arrow Mark Partners, as the investment manager of ArrowMark Fundamental Opportunities Fund, LP, has voting and investment discretion.

(6)
The selling stockholder's address is c/o 20 Park Plaza, Suite 1200, Boston, MA 02116.

(7)
The selling stockholder's address is 150 E. 52nd Street, Suite 17001, New York, NY 10022.

(8)
Ghost Tree Capital, LLC is the investment adviser of Blue Rock Liquid Alpha Fund, LP.

(9)
The selling stockholder's address is 600 Montgomery Street, Suite 4500, San Francisco, CA 94111.

(10)
Ghost Tree Capital, LLC is the investment adviser of Ghost Tree Master Fund, LP.

(11)
The selling stockholder's address is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The securities directly held by Growth Equity Opportunities Fund IV, LLC (GEO) are indirectly held by New Enterprise Associates 15, L.P. (NEA 15), which is the sole member of GEO; NEA Partners 15, L.P. (Partners 15), which is the sole general partner of NEA 15; NEA 15 GP, LLC (NEA 15 LLC), which is the sole general partner of Partners 15; and each of the individual managers of NEA 15 LLC. The individual Managers of NEA 15 LLC (the "NEA 15 Managers") are Peter J. Barris, Forest Baskett, Anthony A. Florence, Joshua Makower, David M. Mott, Scott D. Sandell, Ravi Viswanathan, Jon Sakoda and Peter Sonsini. NEA 15, NEA Partners 15, NEA 15 LLC, and the NEA 15 Managers share voting and dispositive power with regard to the shares owned directly by GEO. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein.

(12)
The selling stockholder's address is Governors Square, Suite #4-212-2, 23 Lime Tree Bay Avenue, West Bay, Grand Cayman.

(13)
The selling stockholder's address is 40 West 57th Street, 32nd Floor, New York, NY 10019.

(14)
Arrow Mark Partners, as the investment manager of Iron Horse Investments LLC, has voting and investment discretion.

(15)
The selling stockholder's address is One Embarcardero, Suite 3700, San Francisco, CA 94111.

(16)
Ghost Tree Capital, LLC is the investment adviser of NR1 Segregated Portfolio, North Rock SPC.

(17)
Ghost Tree Capital, LLC is the investment adviser of NR2 Segregated Portfolio, North Rock SPC.

(18)
The selling stockholder's address is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(19)
Shares of the Company are held by OrbiMed Global Healthcare Master Fund, L.P. OrbiMed Global Healthcare GP LLC is the general partner of OrbiMed Global Healthcare Master Fund, L.P. OrbiMed Advisors LLC is the managing director of OrbiMed Global Healthcare GP LLC. Samuel D. Isaly is the

  managing member of, and owns a controlling interest, in OrbiMed Advisors LLC. Each of OrbiMed Global Healthcare GP LLC, OrbiMed Advisors LLC and Samuel D. Isaly disclaims beneficial ownership of the shares held by OrbiMed Global Healthcare Master Fund, L.P., except to the extent of its or his pecuniary interest therein, if any.

(20)
Shares of the Company are held by OrbiMed Partners II, L.P. OrbiMed Advisors LLC is the general partner of OrbiMed Partners II, L.P. Samuel D. Isaly is the managing member of, and owns a controlling interest, in OrbiMed Advisors LLC. Each of OrbiMed Advisors LLC and Samuel D. Isaly disclaims beneficial ownership of the shares held by OrbiMed Partners II, L.P., except to the extent of its or his pecuniary interest therein, if any.

(21)
The selling stockholder's address is c/o OrbiMed Capital LLC, 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(22)
Shares of the Company are held by OrbiMed Partners Master Fund Limited. OrbiMed Capital LLC is the investment advisor of OrbiMed Partners Master Fund Limited. Samuel D. Isaly is the managing member of, and owns a controlling interest, in OrbiMed Capital LLC. Each of OrbiMed Capital LLC and Samuel D. Isaly disclaims beneficial ownership of the shares held by OrbiMed Partners Master Fund Limited, except to the extent of its or his pecuniary interest therein, if any.

(23)
The selling stockholder's address is 20 Park Plaza, Suite 1200, Boston, MA 02116.

(24)
Ghost Tree Capital, LLC is the investment adviser of Schonfeld Fundamental Equity Fund LLC.

(25)
The selling stockholder's address is 21823 30th Drive SE, Bothell, WA 98021.

(26)
Includes 3,000,000 shares of common stock and 8,655,804 shares of common stock issuable upon exercise of a Warrant, at an initial exercise price of $4.90 per share, and assumes the exercise of the Warrant.

(27)
ArrowMark Partners, as the investment manager of THB Iron Rose LLC, has voting and investment discretion.

(28)
The selling stockholder's address is 120 W. 45th Street, Suite 2802, New York, NY 10036. Behzad Aghazadeh, Chairman of the Board of Directors of Immunomedics, is the Investment Manager of venBio Select Fund LLC. venBio Select Fund LLC also manages an investment account on behalf of 2B LLC and may also be deemed to have investment discretion and voting power over the shares held by 2B LLC (as managed by venBio Select Advisor LLC). Behzad Aghazadeh, in his capacity as portfolio manager of venBio Select Fund LLC may also be deemed to have investment discretion and voting power over securities held by venBio Select Fund LLC and the 2B LLC managed account.

(29)
Ghost Tree Capital, LLC is the investment adviser of Whitney Capital Series Fund LLC.

PLAN OF DISTRIBUTION

        The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices, at prices related to prevailing market prices, at varying prices determined at the time of sale or at privately negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  a combination of any such methods of sale;

  •
  any other method permitted pursuant to applicable law; and

  •
  an underwritten transaction.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        In connection with the sale of the shares of common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging the positions they assume. The selling stockholders may also sell the shares of common stock short and deliver these securities to close out their short positions or to return borrowed shares in connection with such short sales, or loan or pledge the shares of common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In the event that any selling stockholder is deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act, unless an exemption therefrom is available.

        The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

        There can be no assurance that any selling stockholder will sell any or all of the shares of common stock we registered on behalf of the selling stockholders pursuant to the registration statement of which this prospectus forms a part.

        Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

 DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, the Certificate of Designation and our restated bylaws, which have been publicly filed with the SEC. See "Where You Can Find More Information" and "Incorporation of Certain Information by Reference."

        Our authorized capital stock consists of:

  •
  250,000,000 shares of common stock, $0.01 par value; and

  •
  10,000,000 shares of preferred stock, $0.01 par value.

        In addition to the descriptions set forth below, please refer to our other publicly filed documents incorporated herein by reference, which describe our other outstanding preferred stock, warrants, registration rights, equity incentive plans and other securities.

COMMON STOCK

        Under our certificate of incorporation, as amended to date, we are authorized to issue up to 250,000,000 shares of common stock, $0.01 par value per share. At July 19, 2017 approximately 111,293,143 shares of common stock were issued and approximately 111,258,418 shares of common stock were outstanding. The following description of our common stock, certificate of incorporation and bylaws are only summaries, and we encourage you to review complete copies of these documents. You can obtain copies of these documents by following the directions outlined in "Where You Can Find More Information; Incorporation of Documents by Reference".

Dividends, Voting Rights and Liquidation

        Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of any preferred stock, holders of common stock are entitled to any dividend declared by our board out of funds legally available for that purpose. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Transfer Agent and Registrar

        Broadridge Corporate Issuer Solutions, Inc. is the transfer agent and registrar for our common stock.

Delaware Law and Certain Certificate of Incorporation and By-Law Provisions

        The provisions of Delaware law and of our certificate of incorporation and by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of Immunomedics.

  •
  Business Combinations.  We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

  •
  Limitation of Liability; Indemnification.  Our certificate of incorporation contains provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate, to the extent legally permissible, a director's liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. These provisions do not limit or eliminate our right or the right of any shareholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us. We believe that these provisions assist us in attracting and retaining qualified individuals to serve as directors.

Warrants

        Concurrently with the sale of the Common Shares to SGEN pursuant to the SGEN SPA, we also agreed to issue a three year Warrant to purchase an aggregate of 8,655,804 shares of our common stock. The Warrant is exercisable for cash only and only upon approval by the Company's stockholders of an amendment to the Company's certificate of incorporation, and filing thereof, increasing such number of shares of common stock in an amount sufficient to allow for the exercise of the Warrant, at an initial exercise price equal to $4.90 per share of common stock. The Warrant was issued on February 16, 2017 and was originally exercisable until February 10, 2020.

        On May 4, 2017, we entered the Termination Agreement with SGEN. Pursuant to the Termination Agreement, we and SGEN agreed to relinquish our respective rights under the Licensing Agreement and agreed to amend the expiration date of the Warrant from February 10, 2020 to the later of (i) December 31, 2017, and (ii) the date that is six (6) months following the date on which a sufficient number of shares of our common stock is authorized and reserved for issuance to permit the full exercise of the SGEN Warrant.

        The Termination Agreement between SGEN and us will be effective thirty days following the entry on July 25, 2017 of a final judgment by the Delaware Court of Chancery approving SGEN's dismissal from the venBio Action. See "Legal Proceedings" on page 8 of this prospectus. In the event the effective date of the Termination Agreement does not occur on or before October 1, 2017, either we or SGEN may terminate the Termination Agreement upon written notice to the other party.

        On June 29, 2017, our stockholders approved the Charter Amendment, which increased the number of our authorized capital stock, all classes, from 165,000,000 shares to 260,000,000 and which provided an amount of authorized common stock sufficient to allow for the exercise of the Warrant.

Registration Rights

Registration Rights Agreement

        In connection with entering into the SGEN SPA, we entered into the Registration Rights Agreement with SGEN dated February 10, 2017, pursuant to which we granted customary registration rights to SGEN obligating the Company to register for resale under the Securities Act on Form S-3 the Common Shares and the shares of Common Stock for which the Warrant is exercisable.

Purchase Agreement

        Included in the Purchase Agreement are provisions which require us to register the resale of the Preferred Shares and the common stock underlying the Preferred Shares. We are required to prepare and file a registration statement with the Commission within 30 days following approval by the Company's stockholders of the Charter Amendment and the subsequent effectiveness of the Charter Amendment, and to use commercially reasonable efforts to have the registration statement declared effective within 90 days if there is no review by the SEC, and within 120 days in the event of such review.

WHERE YOU CAN FIND MORE INFORMATION;

INCORPORATION OF DOCUMENTS BY REFERENCE

        We file annual, quarterly and current reports, proxy statements and other documents with the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our reports, proxy statements and other documents filed electronically with the SEC are available at the website maintained by the SEC at http://www.sec.gov. In addition, our common stock has been approved for quotation on the NASDAQ. You can read and copy reports and other information concerning us at the offices of the Financial Industry Regulatory Authority, located at 1735 K Street, Washington D.C. 20006. We also make available free of charge on or through our Internet website, http://www.immunomedics.com, our annual, quarterly and current reports, and, if applicable, amendments to those reports, filed or furnished pursuant to Section 13(a) of the Exchange Act, as soon as reasonably practicable after we electronically file such reports with the SEC. Information on our website is not a part of this report.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the Securities. This prospectus, which constitutes a part of that registration statement, does not contain all the information contained in that registration statement and its exhibits. For further information with respect to the company and the Securities, you should consult the registration statement and its exhibits. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying through the SEC's public reference rooms listed above.

        The SEC allows us to "incorporate by reference" in this prospectus information that we file with them, which means we can disclose important information to you by referring you to other documents that contain that information. The information we incorporate by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede the information in this prospectus. The following documents filed by us with the SEC pursuant to Section 13 of the Exchange Act (File No. 000-12104) and any future filings under Sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act, except for information furnished under Item 2.02 or 7.01 of Current Report on Form 8-K, or exhibits related thereto, made before the termination of the offering are incorporated by reference herein:

  (1)
  our Annual Report on Form 10-K for the fiscal year ended June 30, 2016, as amended;

  (2)
  our Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2016, December 31, 2016, as amended, and March 31, 2017, filed with the SEC on May 10 , 2017;

  (3)
  our Current Reports on Form 8-K filed with the SEC on September 23, 2016, October 11, 2016, October 12, 2016, October 18, 2016, November 28, 2016, January 9, 2017, January 12, 2017, January 24, 2017, January 27, 2017, January 30, 2017, February 2, 2017, February 7, 2017, February 10, 2017, February 15, 2017 (both reports), February 16, 2017, February 23, 2017, February 27, 2017, March 2, 2017, March 3, 2017, March 9, 2017, March 16, 2017 (both reports), June 29, 2017, and July 6, 2017; and

  (4)
  the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 7, 1984, including any amendment or report filed for the purpose of updating such description.

        In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act before the date our offering is terminated or complete are deemed to be incorporated by reference into, and to be a part of, this prospectus.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting: the Investor Relations Department, c/o Immunomedics, Inc., 300 The American Road, Morris Plains, New Jersey 07950. Our telephone number is (973) 605-8200.

        You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

LEGAL MATTERS

        Legal matters with respect to the securities offered hereby are being passed upon for us by DLA Piper LLP (US), Short Hills, New Jersey.

EXPERTS

        The consolidated financial statements and schedule of Immunomedics, Inc. and subsidiaries as of June 30, 2016 and 2015, and for each of the years in the three-year period ended June 30, 2016, and management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2016 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The following table sets forth an itemization of the various expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee.

SEC Registration Fee	$34,749
Printing and Engraving Fees	10,000
Legal Fees and Expenses	100,000
Accounting Fees and Expenses	15,000
Transfer Agent and Registrar Fees	3,000
Miscellaneous	2,251

Total	$165,000

Item 15.    Indemnification of Directors and Officers

        Our certificate of incorporation provides that we shall indemnify, to the fullest extent authorized by the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of Immunomedics, Inc. or is or was serving as an officer or director of another entity at our request, against all expense, loss or liability reasonably incurred or suffered in connection therewith. Our certificate of incorporation provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to us of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If we do not pay a proper claim for indemnification in full within 60 days after we receive a written claim for such indemnification, the certificate of incorporation and our bylaws authorize the claimant to bring an action against us and prescribe what constitutes a defense to such action.

        Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

        Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article X of our certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

  •
  from any breach of the director's duty of loyalty to us or our stockholders;

  •
  from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law; and

  •
  from any transaction from which the director derived an improper personal benefit.

        We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

        Any underwriting agreements that we may enter into will likely provide for the indemnification of the registrant, its controlling persons, its directors and certain of its officers by the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Item 16.    Exhibits

        The exhibits to this Registration Statement are listed in the Exhibit Index to this Registration Statement, which Exhibit Index is hereby incorporated by reference.

Item 17.    Undertakings

        (a)   The undersigned registrant hereby undertakes:

  1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC, pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

  2)
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  4)
  That, for the purpose of determining liability under the Securities Act to any purchaser:

              (i)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

             (ii)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Morris Plains, New Jersey on July 31, 2017.

IMMUNOMEDICS, INC.
By:	/s/ MICHAEL R. GARONE Michael R. Garone Vice President, Finance and Chief Financial Officer (Principal Executive Officer)

POWER OF ATTORNEY

        We, the undersigned officers and directors of Immunomedics, Inc., hereby severally constitute and appoint Behzad Aghazadeh and Michael R. Garone, our true and lawful attorneys, with full power to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-3 filed herewith and any and all subsequent amendments to said registration statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Immunomedics, Inc. to comply with the provisions of the Securities Act, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ BEHZAD AGHAZADEH Behzad Aghazadeh	Chairman of the Board	July 31, 2017
/s/ MICHAEL R. GARONE Michael R. Garone	Vice President, Finance and Chief Financial Officer (Principal Executive Officer, Principal Financial and Accounting Officer)	July 31, 2017
/s/ SCOTT CANUTE Scott Canute	Director	July 31, 2017
/s/ DAVID M. GOLDENBERG David M. Goldenberg	Director	July 31, 2017

SIGNATURE	TITLE	DATE

/s/ PETER BARTON HUTT Peter Barton Hutt	Director	July 31, 2017
/s/ KHALID ISLAM Khalid Islam	Director	July 31, 2017
/s/ BRIAN A. MARKISON Brian A. Markison	Director	July 31, 2017
/s/ CYNTHIA L. SULLIVAN Cynthia L. Sullivan	Director	July 31, 2017

EXHIBIT INDEX

Exhibit No.	Description
3(i).1	Form of Certificate of Designation of Series A-1 Convertible preferred Stock. (Incorporated by reference to Exhibit 3.1 to the Company's current report on Form 8-K, as filed with the SEC on May 5, 2017).

3(i).2	Amended and Restated Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the Company's current report on form 8-K, as filed with the SEC on June 29, 2017).

4.1	Warrant Agreement, dated as of February 16, 2017, between the Company and Broadridge Financial Solutions, Inc., as warrant agent. (Incorporated by reference to exhibit 4.1 to the Company's current report on Form 8-K, as filed with the SEC on February 16, 2017).

4.2	Registration Rights Agreement, dated as of February 10, 2017, between the Company and Seattle Genetics, Inc.*

10.1	Development and License Agreement, dated as of February 10, 2017, by and between the Company and Seattle Genetics, Inc. (Incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2017).

10.2	Stock Purchase Agreement, dated as of February 10, 2017, by and between the Company and Seattle Genetics, Inc. (Incorporated by reference to exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2017).

10.3	Securities Purchase Agreement between the Company and the Purchasers, dated as of May 4, 2017.*

5.1	Opinion of DLA Piper LLP (US)*

23.1	Consent of KPMG LLP, Independent Auditors *

23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1) *

24.1	Powers of Attorney (included on signature page to this Registration Statement) *

*
Filed herewith.

E-1